SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Individual and Consolidated
 Financial Statements for the
Years Ended December 31,
2006 and 2005 and Auditors’
Independent Report

UNIBANCO – União de Bancos Brasileiros S/A and
UNIBANCO – União de Bancos Brasileiros S/A and Subsidiary Companies

Management Report – 2006

To the Shareholders,

We hereby present the Management Report and Financial Statements of Unibanco – União de Bancos Brasileiros S.A. and Unibanco – União de Bancos Brasileiros S.A. and its subsidiary companies for the year of 2006.

The last years have been characterized by important changes in the credit market, changes which convey great challenges and opportunities, and Unibanco has proven it is prepared to face them.

The art of managing risks well, along with a thorough vision of the market – maximizing gains and avoiding losses – can define the success of a financial institution. Aware of this and with a large experience in the financial market, Unibanco guaranteed in 2006 another year of increased results.

Unibanco has successfully managed to enhance its profitability level when it anticipated the need to adopt a more conservative policy for the concession of credit since mid 2005 – and this was carried out in a worsening credit scenario, especially in the consumer financing segment.

Net income reached R$2,210 million in 2006, a 20.2% increase year on year, excluding the extraordinary goodwill amortization recorded in September 2006 and resulted from the acceleration of the amortization period from 10 to 5 years.

In 2006, the return on average shareholders’ equity reached 22.4%, utilizing the average shareholders’ equity and the net income before the extraordinary goodwill amortization, better than the 21.1% return achieved in 2005.

As a result of the market confidence and acknowledgement of Unibanco’s good results, transparency and efficient management of business operations, the Unibanco Units posted a 47% appreciation in the São Paulo Stock Exchange, compared to a 33% increase of Ibovespa Index. The Global Depositary Shares (GDSs) increased 46% in the New York Stock Exchange against 16% of the Dow Jones Index.

On the following pages, you will find a summary of the main activities and results achieved in 2006. The document contains information about how each of our businesses performed along with comments about the major projects and initiatives which, together, have ensured a continued and sustainable rate of growth.

1. Main Figures

			R$ millions

Ratios (%)	2006	2005	Δ

ROAE before extraordinary event	22.4	21.1	130 b.p.
ROAA before extraordinary event	2.3	2.1	20 b.p.
Efficiency Ratio	49.3	51.5	-220 b.p.
BIS Ratio	16.0	15.6	40 b.p.
Earnings per share (R$) (1) (2)	0.79	0.66	19.7%
Earnings per Unit (R$) (1) (2)	1.54	1.30	18.5%
Book value per share (R$) (1)	3.54	3.34	6.0%
Book value per Unit (R$) (1)	7.12	6.69	6.4%

(1) The values reflect the stock dividends (bonificação de ações) approved in ESM on June, 29th, 2006.
(2) Before extraordinary event of the acceleration of amortization of goodwill

Income Statement (R$ millions)	2006	2005	D%

Profit from financial intermediation before provision (a)	9,817	8,397	16.9
Provision for loan losses (b)	(2,498)	(1,904)	31.2
Gross profit from financial intermediation (a+b)	7,319	6,493	12.7
Fees from services rendered	3,582	3,270	9.5
Personnel and administrative expenses	5,713	5,092	12.2
Operating Income	3,349	2,921	14.6
Net income after extraordinary event	1,750	1,838	(4.8)
Extraordinary result of goodwill amortization	(460)	-	-
Net income before extraordinary event	2,210	1,838	20.2

Balance Sheet (R$ millions)	Dez-06	Dez-05	D%

Loan Portfolio	45,361	39,875	13.8
Total assets	103,778	91,831	13.0
Total deposits and assets under management	79,413	72,895	8.9
Stockholders' equity	9,921	9,324	6.4

2. The Brazilian Economy

In 2006, Brazil’s macroeconomic scenario remained favorable. During this period, mild inflation allowed the Brazilian Central Bank to continue to reduce the Selic rate, which closed the year at 13.25% p.a. Cumulative inflation (measured by IPCA) was 3.14%, almost 150 basis-points bellow the official Central Bank target.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$46.1 billion in 2006 – continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 2006 at 192 basis points, a drop of 113 basis-points compared to that registered at the end of 2005.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate (8.7%), reaching R$2.14 per US-Dollar at the end of the year, despite the Central Bank intervention in the FX market, buying US-Dollars. Such acquisitions raised the level of the Brazilian international reserves that ended the 2006 at US$85.8 billion, above the US$53.8 billion verified at the end of 2005.

GDP growth was below expectations in 2006. Unibanco expect it to reach 2.7% at the end of the year. The government has maintained the fiscal austerity. The debt/GDP ratio reached 50% in December 2006, stable when compared to the end of 2005. The Public Sector Primary Surplus amounted to 4.35% of the GDP in the last 12 months, slightly above the 2006 government target of 4.25% .

3. Comments on Performance

Operating income was R$3,349 million in 2006, up 14.6% from the prior year. As a consequence, net income – before the extraordinary event of goodwill amortization – increased 20.2%, reaching R$2,210 million.

Unibanco’s stockholders’ equity reached R$9,921 million on December 31, 2006, growing 6.4% from December 2005. Return on average equity – before the extraordinary event of goodwill amortization – was 22.4%, up from 21.1% in 2005.

Profit from financial intermediation before provision for loan losses was R$9,817 million in 2006, a 16.9% increase from the previous year. This growth is mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

Fees from services rendered totaled R$3,582 million in 2006, up 9.5% from the previous year.

Higher revenue generation and the expense rationalization resulted in an improvement of Unibanco’s operational efficiency. The efficiency ratio reached 49.3% in 2006, better than the 51.5% in 2005, as shown in the graph below:

4. Goodwill Amortization

During 3Q06, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was in the amount of R$460 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions.

5. Assets and Liabilities

Unibanco’s consolidated assets surpassed R$100 billion in 2006, reaching R$103,778 million at the end of December, 2006, up 13.0% from December, 2005.

In December 2006, the securities portfolio was R$19,125 million, of which 49% were classified as trading securities, 35% as securities available for sale and 16% as securities held to maturity.

Unibanco and its subsidiaries classify as held to maturity a portion of their portfolio for which they have financial capability to hold in the portfolio until maturity, based on the interest rates (positive spread) and currency of their liability positions.

The loan portfolio stood at R$45,361 million at the end of 2006. In 2006, the highlights were the increase of 26.7% in the credit card loan portfolio and the 16.1% growth in SMEs credit transactions. The growth of 13.8% in the total loan portfolio is explained, mainly by the conservative credit approach, adopted since mid-2005, particularly in some of the consumer finance companies portfolios.

The allowance for loan losses was R$2,666 million in December 2006, equivalent to 5.9% of the total portfolio. Of this total, R$599 million are additional allowance for loan losses, based on more conservative percentages than those required by the regulatory authority, posting a 35.8% increase in comparison with the R$441 million additional allowance for loan losses posted in December 2005.

The more conservative approach on credit concession, adopted since mid-2005, allowed the improvement in credit loan portfolio. In December 2006, the balance of credits rated AA to C made up 93.6% of the total loan portfolio, up from 92.3% at the end of December 2005, as illustrated in the following graph:

Total deposits and assets under management (AUM) stood at R$79,413 million in June 2006, up 8.9% in 12 months.

The continuous improvement in the deposit mix is explained by a 29.9% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to December 2005. The highlight was the growth in Core Time Deposits: 79.1% over the past 12 months. Core deposits represented 45.4% of total deposits in December 2006, a significant increase from the 35.1% in December 2005, as follows:

Unibanco’s BIS ratio reached, in December 2006, 16.0%, above the minimum 11% level determined by the Brazilian Central Bank.

6. Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Insurance and Private Pension Plans, and Wealth Management.

6.1. Retail
In December 2006, Unibanco’s Retail segment reached approximately 24 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Dibens and Unibanco Financeira finances cars and heavy vehicles (auto financing).

In 2006, the highlight was the increase of 26.7% in credit cards loan portfolio, mainly as a consequence of the client base increase and of new commercial initiatives in Unicard and Hipercard.

During the second half of 2006, Unibanco established new partnerships with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul, which are still pending approval of Brazilian Central Bank. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Unibanco closed out the year with a network of 940 branches and 316 corporate-site branches. The New Service Model, known as “Novo Modelo de Atendimento”, which aims at improving the quality of service, was implemented in 100% of the branch network.

Fininvest had 714 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale as of December 2006. At the same date, LuizaCred had 341 points-of-sale while PontoCred had 378.

6.2. Wholesale
The Wholesale segment serves companies with annual sales over R$150 million, in addition to institutional investors. During 2006, efforts to expand the active client base and increase synergies among Unibanco’s various businesses led not only to an increased number of product offerings through cross-selling, but also to the addition of new economic groups. Differentiated products and services like cash management and derivatives served as the highlights of this period.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2.5 billion during the year, with a 8.6% market share, maintaining its 3rd place in the BNDES overall ranking. During 2006, Unibanco also disbursed R$798 million in BNDES-exim–funded loans.

In 2006, Unibanco consolidated the restructuring of the Investment Bank activity, creating opportunities for new deals and positioning itself as one of the most important capital markets institutions in Brazil. The highlight was the coordination of debentures issuances in the Fixed Income market, which has 10.5% of market share, according to Anbid.

The Equity Research department was recognized as one of the Top 10 Research Houses in the 2006 ranking of Institutional Investor’s All-Brazil Research Team, winning the 1st place in the Natural Resources category, and placing 3rd in the category of Consumer Goods.

6.3. Insurance and Private Pension Plans
ROAE for the Insurance and Private Pension Plan businesses was 22.4% and the combined revenues from the Insurance and Private Pension Plan businesses were R$4,845 million in 2006.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 2006 from 98.3% in 2005. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.8% in 2006.

In July, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

Unibanco AIG Seguros is the leader in the segments of commercial lines, production and energy distribution, environment, D&O (Directors and Officers), and extended warranty products. At the commercial lines segment Unibanco has an important position, with 30% market share.

6.4. Wealth Management
Unibanco Asset Management (UAM) ended December 2006 with R$43,780 million in assets under management, up 17.1% in 12 months. Its market share as of December 2006 stood at 4.6% (Source: Anbid).

Assets under management at the Private Bank grew by 25.1% over the year. Unibanco Private Bank ranked 2nd in the industry, with 10% market share in December 2006.

In July 2006, Unibanco Private Bank was one of the first institutions to receive Anbid´s certification for the local market.

Unibanco Private Bank was chosen by Euromoney Maganize as the best local Private Bank in Brazil and Latin America in twenty categories, among them: Relationship with Clients, Management of Equity Portfolio, FX Operations, Corporate Client Advisory, Family Office Service, Succession Planning and Trust Service.

7. Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. For the past 10 years, the Great Place to Work® Institute Brasil has selected companies that excel in personnel management. The company selection methodology is recognized all over the world and has been used in over 60 countries. The survey is published by Epoca magazine in Brazil.

Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” with over 10,000 employees, according to Valor Econômico newspaper in a study conducted by the Hay Group.

In 2006, Unibanco launched and spread among its employees its internal culture, known as Jeito Unibanco, which comprises the 10 attitudes expected from each employee. In order to define Jeito Unibanco, approximately 8,500 employees from different areas, offices and regions of the country, participated in qualitative and quantitative surveys.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives to Unibanco’s 32,956 professionals.

8. Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure. Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

9. Corporate Governance

Innovation and pioneering work have been at the core of Unibanco's history. Unibanco has been adopting the best corporate governance practices, attending essential requirements of transparency and respect for the market, longer before there was a regulation about it and before it was subject for the media. In 1997, Unibanco was the first Brazilian Bank to issue ADRs in the New York Stock exchange. A few years later, in 2001, it was a member of the first group of companies to voluntarily join Bovespa's Level 1 of Corporate Governance. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

9.1. Interest on Capital Stock
Unibanco distributed the net amount of R$757 million in interest on capital stock related to 2006 profits, up 22.7% when compared to 2005. The total of interest on capital stock per Unit and interest on capital stock per GDS posted a 27.6% growth in 2006 when compared to 2005. The calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 wasn’t affected by the extraordinary impact of the acceleration of goodwill amortization. The total amount of Interest on the Capital Stock/Dividends represented a payout of 36% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization in 2006, after the constitution of the legal reserve.

R$million

9.2. Stock Exchange Indices
Unibanco was selected again to be part of the ISE index in 2007. The Bovespa's Corporate Sustainability Index main purpose is to create an investment environment, compatible with society’s demand for a sustainable development as well as stimulating ethical responsibility among corporations. ISE reflects the return of a portfolio comprised by stocks of companies committed to social responsibility and corporate sustainability, and acts to promote good practices in the Brazilian market.

The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending April 2007.

Index	Weighting (%)
Jan to Apr-07
Ibovespa	1.923
IBrX-50	3.879
IBrX-100	3.369
IGC Corporate Governance Index	3.967
ISE Sustainability Index*	5.884

* Valid from December 2006 to November 2007.

9.3. Stocks
Unibanco’s Units gained 47% in 2006. The Ibovespa increased 33% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 95%.

The graphs below trace the stocks’ performance in both domestic and international markets over the last two years:

9.4. Stock Dividends
Unibanco and Unibanco Holdings approved, in Extraordinary Shareholders’ Meetings, held on June 29, 2006, the increase of their respective corporate capital through the issuance of new shares (stock dividend - bonificação de ações), in the proportion of 100%.

With the stock dividend, the value of each class of shares traded on the Bovespa began to correspond to half of the closing value on the record date (July 17th). Given that the number of outstanding shares was doubled, the total investment value remained unchanged.

The purpose of the stock dividend was to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

The Global Depositary Shares (GDSs) traded on the New York Stock Exchange (NYSE), each of which used to represent 5 Units, currently represents 10 Units.

9.5. Independent Auditing
In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the year ended on December 31, 2006,

Unibanco paid for professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$812 thousand, or approximately 7% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

10. Social and Environmental Responsibility

Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

10.1. Unibanco Institute
The Unibanco Institute was founded in 1982 with the purpose of managing and supporting all the social activities of Unibanco; and in 2002 its mission was reviewed with the intent of focusing further in education. Aware of its social goals, the Institute pursues the development of teenagers and young adults as a means of developing future human resources. It acts in five main fronts:

• Extended education;
• Teacher training;
• Training for the labor market;
• School Equivalency Programs;
• Environmental education.

The main highlights of 2006 were:

• Jovem de Futuro Project – a pioneering project focused on high school students, with the purpose of training teachers and giving incentives to students, in addition to improving the management of school funds.
• GIFE (Group of Institutes, Foundations and Enterprises) Education Census – it is a thorough study of the education area, which is a priority for the investments of 81% of the GIFE members.
• Edital 2006 – publication released by the Unibanco Institute with the purpose of recognizing projects in the Southeast and Northeast regions of Brazil that are based on the “Menor Aprendiz” project.
• Unibanco Institute Managerial Decision Contest – it is a partnership with Junior Achievement Association, through which an interactive game introduces business concepts for high school students.

The Unibanco Institute was granted several awards in 2006 for its work, and the main highlights of the second half were:

•	Brazilian Association of Corporate Communication - ABERJE Award – case Panorama Social
•	Von Martius Award – case Natureza Jovem

10.2. Moreira Salles Institute
The Moreira Salles Institute (IMS) was founded in 1990 with the commitment to make culture more accessible to the general population. Its activities are performed through its Cultural Centers and Galleries and the Espaços Unibanco de Cinema (movie theaters). It pursuits to promote, develop and disseminate the Brazilian culture, especially through photography, literature, cinema, plastic arts and Brazilian popular music.

Throughout 2006, over 120 thousand persons visited its Cultural Centers and more than 3 million persons attended the movie sessions sponsored by the Institute at the Espaços Unibanco de Cinema/Unibanco Artplex.

Among the Institute’s main undertakings in 2006 are:

•	The Institute made its cultural collection available to the public, by means of a partnership with the Brazilian internet content and service provider UOL; and since December 2006 the public can research online most of the Institute’s collection at no cost.
•	Brasil de Marc Ferrez – exhibition of the Institute’s collection of photographs in several places throughout Brazil and also at the Carnavalet Museum in Paris.

• Exhibition Georges Leuzinger – a 19th Century Pioneer held in Rio de Janeiro, and included the release of the third edition of Cadernos de Fotografia Brasileira (Brazilian Photography Book) about the Swiss photographer and entrepreneur Georges Leuzinger (1813-1892).
• Acquisition of literature books, music and photographs, in addition to providing courses, sponsoring events and musical performances.

10.3. Equator Principles 2
Unibanco was the first bank based in a developing country to adopt the Equator Principles. In July 2006, Unibanco reinforced its commitment by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC).

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected by the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$ 10 million or more in financing, from the prior minimum of US$ 50 million.

10.4. Aterro Bandeirantes
Unibanco was the winner of the 6th edition of the "Valor Social" Award in the category "Respect to the environment", with the project "Usina Termoelétrica Bandeirantes" (Bandeirantes Thermoelectric Plant). The project is a joint initiative of Unibanco, Biogás and the Municipality of São Paulo, focusing on executing a project of social-environmental responsibility and reduction in the electric energy expenses in their premises. The Usina Bandeirantes is the largest biogas plant in the world and the first one in Brazil.

174 projects were registered for the award, by several companies all over Brazil. Unibanco was twice awarded, being chosen by a specialist judging panel and by people's judging panel, which recognized such relevant work developed at the social-environmental responsibility level.

11. Final Comments

We remain fully committed to our objective of maintaining a continuous and balanced corporate growth, and take this opportunity to extend our gratitude to our clients for their trust and fidelity. Our gratitude goes also to our shareholders for their support and their trust in our management, and to our employees and suppliers, who contributed enormously to our substantial growth.

São Paulo, February 2007
The Board of Directors
The Board of Officers

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1
We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco Consolidated), as of December 31, 2006 and 2005 and the related statements of income, of changes in stockholders’ equity and of changes in financial position for the years then ended and for the six-month period ended December 31, 2006, as well as the consolidated statements of income and of changes in financial position for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated as at December 31, 2006 and 2005 and the results of operations, the changes in stockholders’ equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2006, as well as the consolidated results of operations and changes in financial position for the years ended December 31, 2006 and 2005, in conformity with accounting practices adopted in Brazil.

Unibanco - União de Bancos Brasileiros S.A.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 23, for purposes of additional analysis and is not a required part of the basic financial statements.
This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 13, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

Summary of Audit Committee’s Report

1.
The Audit Committee’s chief objective is to independently evaluate and monitor compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes, transparency of the Financial Statements, Internal Control quality and internal and external audits (Internal Bylaws available on website: http://ri.unibanco.com.br/ing/gov/reg/index.asp).

2	For Brazilian and North American law purposes, Guy Almeida Andrade, Committee’s member, was designated by the Board of Directors as Committee’s financial expert.

3.
According to effective legislation and regulation, the Management is responsible for the preparation, presentation and integrity of the Conglomerate’s financial statements, as well as for maintaining internal controls and procedures developed to guarantee the conformity with accounting practices adopted in Brazil and the requirements of the Brazilian Central Bank and Securities Commission (CVM) and, when applicable, external regulating authorities.

4.
The PricewaterhouseCoopers Auditores Independentes, in charge of examination to the Conglomerate’s financial statements, the multiple service bank and its subsidiary companies is responsible for planning and carrying out a full audit, including auditing of the Conglomerate’s consolidated financial statements as well as for other procedures, such as limited reviews of quarterly financial statements.

5.	The Deloitte Touche Tohmatsu Auditores Independentes is responsible of examination and carrying out a full audit of the financial statements of investment funds managed by conglomerate.

6.
The Conglomerate’s Audit Committee also played the function of Audit Committee of Unibanco AIG Seguradora S.A., as required to Resolution of the Superintendency of Private Insurance (SUSEP) nº 118 dated December 20, 2004.

7.
The Audit Committee, in addition to the diligence and requirements made in the exercise of its mission, carried through 33 formal meetings, between Common and Extraordinary Meetings, in 2006. Such meetings were realized, also, in private sessions, with the independent and internal auditors and the administrators.

8.	In 2006, among the many activities carried out by the Committee, the following stand out:

a)
Follow-up of the auditing process carried out by the Internal Auditors, through the accomplishment of periodic meetings, of the evaluation of its biannual Reports of activities for the second half of 2005 and first half of 2006, and the approval of its work program for the year ended on December 31, 2006.

b)
Discussion and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of regulators authorities;

c)
Understanding and evaluating the Independent Auditors’ work plan for the fiscal year ended in 2006, the levels of materiality and the areas of risk identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

d)
Understanding of audit findings and audit recommendations contained of the Independent Auditors letter of recommendation of Internal Control, and monitoring the actions taken by Conglomerate’s Management related to those recommendations;

e)
Monitoring the internal control system, risk management and fraud identification as an ongoing Committee activity, based on the periodic manifestation of the internal and the independent auditors, in meetings held with auditors and the works developed by the regarding internal committees;

f)
Monitoring works developed within to Conglomerate, destined to evaluate its internal control mechanism and to implement the measures necessary to assure the success of the certification required by section 404 of the Sarbanes-Oxley Act in accordance with the established chronogram.

g)
Monitoring the process of preparing the Conglomerate’s financial statements, related to the six month period ended on June 30, 2006 and the six month period and year ended on December 31, 2006, based on discussions with management, Independent and Internal Auditors.

9.
The Audit Committee met with the Independent Auditors – PricewaterhouseCoopers and was informed of their opinion issued in connection with the year ended on December 31, 2006, and found the information and clarifications submitted to be satisfactory.

10.
Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited Conglomerate’s financial statements related the year ended on December 31, 2006, be approved.

São Paulo February 12, 2007

Gabriel Jorge Ferreira
Chairman of the Audit Committee

Eduardo Augusto de Almeida Guimarães	Guy Almeida Andrade
Member of the Audit Committee	Member of the Audit Committee

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
ASSETS		UNIBANCO	UNIBANCO CONSOLIDATED

	2006	2005	2006	2005

CURRENT ASSETS	59,105,843	51,383,884	73,594,215	65,499,118

CASH AND DUE FROM BANKS	1,201,720	1,026,279	1,349,160	1,153,730

SHORT-TERM INTERBANK INVESTMENTS (Nota 4)	24,597,283	17,392,183	19,192,247	14,082,232
Securities purchased under resale agreements	14,512,414	9,955,982	14,515,133	10,856,404
Interbank deposits	10,061,981	7,382,013	4,654,226	3,171,640
Foreign currency investments	22,888	54,188	22,888	54,188

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	5,005,432	7,400,051	12,283,077	13,728,560
Own portfolio	3,217,100	3,146,429	10,253,637	9,248,268
Subject to repurchase commitments	944,273	2,368,957	947,489	2,372,590
Pledged with Brazilian Central Bank	-	621,123	26,657	623,693
Pledged under guarantees rendered	198,196	499,902	387,157	723,058
Unrestricted notes	27,997	-	27,997	-
Derivative financial instruments	617,866	763,640	640,140	760,951

INTERBANK ACCOUNTS	5,077,128	5,041,283	5,243,940	5,187,536
Payments and receipts pending settlement	22,126	6,862	23,031	9,418
Compulsory deposits:
- Brazilian Central Bank	5,017,423	4,998,720	5,176,668	5,150,206
- National Housing System - SFH	837	2,274	837	2,274
Correspondent banks	36,742	33,427	43,404	25,638

INTERDEPARTMENTAL ACCOUNTS	42,480	81,872	42,819	82,181
Third-party funds in transit	1,508	821	1,508	825
Internal transfers of funds	40,972	81,051	41,311	81,356

LENDING OPERATIONS	17,622,198	15,453,438	23,436,091	21,176,230
Lending operations: (Note 6(a))
- Public sector	196,927	122,935	196,927	122,935
- Private sector	18,491,949	16,279,785	25,206,506	22,575,591
Allowance for losses on lending (Note 6(d))	(1,066,678)	(949,282)	(1,967,342)	(1,522,296)

LEASING OPERATIONS	38,595	-	893,952	476,196
Leasing operations: (Note 6(a))
- Private sector	38,803	-	910,564	488,702
Allowance for losses on leasing Note 6(d))	(208)	-	(16,612)	(12,506)

OTHER CREDITS	5,159,498	4,732,913	10,220,290	9,150,475
Foreign exchange portfolio (Note 7(a))	3,429,393	2,790,790	3,429,393	2,790,790
Income receivable	138,131	116,583	285,123	84,811
Negotiation and intermediation of securities	26,714	56,923	127,490	238,042
Deferred tax (Note 19(a))	674,454	685,447	1,203,458	1,116,609
Receivables from credit card operations	-	-	2,484,001	2,385,362
Insurance premium	-	-	1,154,547	1,008,208
Prepaid taxes	403,438	301,851	796,110	660,993
Sundry (Note 8)	502,030	822,159	812,870	956,277
Allowance for losses on other credits (Note 6(d))	(14,662)	(40,840)	(72,702)	(90,617)

OTHER ASSETS	361,509	255,865	932,639	461,978
Other assets	162,736	87,247	260,577	186,491
Allowance for losses on other assets	(28,161)	(21,787)	(59,110)	(54,921)
Prepaid expenses (Note 9)	226,934	190,405	731,172	330,408

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

		UNIBANCO	UNIBANCO CONSOLIDATED

ASSETS	2006	2005	2006	2005

LONG-TERM ASSETS	32,947,824	24,246,711	27,686,350	23,471,634

INTERBANK INVESTMENTS (Note 4)	1,270,913	937,952	1,069,495	599,442
Interbank deposits	1,270,913	937,952	1,069,495	599,442

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	17,211,417	10,944,173	7,821,979	6,832,967
Own portfolio	3,273,807	5,240,756	3,960,929	3,990,076
Subject to repurchase commitments	13,370,907	5,336,404	3,206,803	2,441,013
Pledged with Brazilian Central Bank	-	-	-	11,572
Pledged under guarantees rendered	231,649	121,626	314,007	148,832
Derivative financial instruments	335,054	245,387	340,240	241,474

INTERBANK ACCOUNTS	52,869	49,514	52,869	49,514
Compulsory deposits:
- National Housing System - SFH	52,869	49,514	52,869	49,514

LENDING OPERATIONS	11,562,190	9,660,628	12,440,282	10,512,577
Lending operations: (Note 6(a))
- Public sector	748,583	877,208	748,583	877,208
- Private sector	11,349,478	9,166,734	12,271,920	10,056,450
Allowance for losses on lending (Note 6(d))	(535,871)	(383,314)	(580,221)	(421,081)

LEASING OPERATIONS	48,713	-	1,021,892	350,015
Leasing operations: (Note 6(a))
- Private sector	48,975	-	1,040,840	358,426
Allowance for losses on leasing (Note 6(d))	(262)	-	(18,948)	(8,411)

OTHER CREDITS	2,420,747	2,400,656	4,853,548	4,850,156
Receivables on guarantees honored	4,148	29,850	4,148	29,850
Foreign exchange portfolio (Note 7(a))	21,223	42,113	21,223	42,113
Income receivable	31,617	5,335	40,154	5,604
Negotiation and intermediation of securities	-	-	-	252
Deferred tax (Note 19(a))	708,503	608,164	1,644,076	1,512,234
Prepaid taxes	96,367	16,989	193,058	154,450
Sundry (Note 8)	1,562,083	1,702,475	2,961,503	3,111,356
Allowance for losses on other credits (Note 6(d))	(3,194)	(4,270)	(10,614)	(5,703)

OTHER ASSETS	380,975	253,788	426,285	276,963
Prepaid expenses (Nota 9)	380,975	253,788	426,285	276,963

PERMANENT ASSETS	10,644,636	6,657,624	2,497,306	2,859,981

INVESTMENTS	9,809,288	5,907,858	912,067	1,179,882
Investments in associated companies (Note 11(a))	9,683,524	5,504,220	224,986	226,573
-Local	6,904,944	4,527,521	224,986	226,573
-Foreign	2,778,580	976,699	-	-
Goodwill on acquisitions of subsidiary companies	95,094	371,246	547,830	813,077
Other investments	61,405	63,127	205,574	206,439
Allowance for losses	(30,735)	(30,735)	(66,323)	(66,207)

FIXED ASSETS	342,995	330,830	869,489	873,730
Land and buildings in use	182,996	176,426	625,077	612,143
Other fixed assets	898,542	824,127	1,569,791	1,416,618
Accumulated depreciation	(738,543)	(669,723)	(1,325,379)	(1,155,031)

DEFERRED CHARGES	492,353	418,936	715,750	806,369
Organization and expansion costs	909,706	933,743	1,378,527	1,536,345
Accumulated amortization	(417,353)	(514,807)	(662,777)	(729,976)

T O T A L	102,698,303	82,288,219	103,777,871	91,830,733

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
		UNIBANCO	UNIBANCO CONSOLIDATED

LIABILITIES	2006	2005	2006	2005

CURRENT LIABILITIES	46,461,034	40,716,006	56,106,522	51,182,859

DEPOSITS	21,893,444	19,930,777	20,916,218	20,427,493
Demand deposits	4,546,743	3,793,975	3,962,488	3,777,661
Savings deposits	6,279,088	5,172,307	6,756,956	5,628,923
Interbank deposits	969,087	383,851	259,205	23,093
Time deposits	9,970,642	10,579,539	9,809,685	10,996,711
Other deposits	127,884	1,105	127,884	1,105

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	13,195,686	11,773,024	11,017,219	11,453,810
Own portfolio	7,692,381	7,585,077	7,687,147	7,555,118
Third parties portfolio	4,459,324	3,579,930	2,995,100	3,310,614
Unrestricted portfolio	1,043,981	608,017	334,972	588,078

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,683,459	1,234,830	1,698,097	1,103,236
Mortgage notes	444,474	511,219	468,196	546,234
Debentures	-	-	6,865	-
Real estate notes	827,612	-	827,612	-
Securities abroad	411,373	723,611	395,424	557,002

INTERBANK ACCOUNTS	165,733	85,340	127,033	55,283
Receipts and payments pending settlement	34,356	30,849	39,759	40,571
Correspondent banks	131,377	54,491	87,274	14,712

INTERDEPARTMENTAL ACCOUNTS	527,689	423,088	528,860	422,667
Third-party funds in transit	519,303	413,721	519,317	413,729
Internal transfers of funds	8,386	9,367	9,543	8,938

BORROWINGS (Note 13)	1,685,976	2,364,643	1,894,095	2,520,470
Borrowings in Brazil - governmental agencies	195	316	195	316
Borrowings in Brazil - other institutions	-	-	154,412	136,848
Foreign borrowings	1,685,781	2,364,327	1,739,488	2,383,306

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,004,639	1,554,469	2,411,399	1,936,692
BNDES (National Economic Development Bank)	1,239,695	645,685	1,239,695	645,685
FINAME (National Industrial Financing Authority)	656,123	860,846	1,062,883	1,243,069
Other	108,821	47,938	108,821	47,938

FOREIGN ONLENDINGS (Note 13)	18,724	36,283	18,724	36,283
Foreign onlendings	18,724	36,283	18,724	36,283

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	563,647	635,795	575,621	592,868
Derivative financial instruments	563,647	635,795	575,621	592,868

OTHER LIABILITIES	4,722,037	2,677,757	16,919,256	12,634,057
Collection of taxes and social contributions	44,428	23,568	93,265	76,945
Foreign exchange portfolio (Note 7(a))	2,574,561	1,146,226	2,574,561	1,146,226
Social and statutory	560,432	405,059	616,267	467,496
Taxes and social security	387,409	190,604	751,985	574,220
Negotiation and intermediation of securities	49,313	35,789	310,675	393,284
Technical provisions for insurance, retirement and
capitalization plans (Note 15(a))	-	-	6,920,376	5,265,152
Subordinated debt (Note 15(b))	452,485	98,331	429,213	97,232
Payable to merchants - credit card	-	-	3,780,366	3,068,475
Sundry (Note 15(c))	653,409	778,180	1,442,548	1,545,027

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
		UNIBANCO	UNIBANCO CONSOLIDATED

LIABILITIES	2006	2005	2006	2005

LONG-TERM LIABILITIES	46,301,021	32,236,100	36,829,903	30,382,169

DEPOSITS	25,175,447	20,657,373	14,716,402	15,071,780
Interbank deposits	10,360,731	4,771,089	-	-
Time deposits	14,814,716	15,886,284	14,716,402	15,071,780

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,876,932	-	5,812,693	-
Own portfolio	6,876,932	-	5,812,693	-

RESOURCES FROM SECURITIES ISSUED (Note 12)	3,263,061	493,660	1,362,443	464,646
Mortgage notes	-	3,824	-	1,545
Debentures	-	-	700,000	-
Real estate notes	6,062	-	6,062	-
Securities abroad	3,256,999	489,836	656,381	463,101

BORROWINGS (Note 13)	1,288,986	947,424	1,271,284	852,471
Borrowings in Brazil - governmental agencies	508	597	508	597
Borrowings in Brazil - other agencies	-	-	2,220	28,311
Foreign borrowings	1,288,478	946,827	1,268,556	823,563

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	3,634,620	3,642,461	4,124,064	4,075,085
BNDES (National Economic Development Bank)	2,074,086	1,921,548	2,074,086	1,921,548
FINAME (National Industrial Financing Authority)	1,413,124	1,580,063	1,902,568	2,012,687
Other	147,410	140,850	147,410	140,850

FOREIGN ONLENDINGS (Note 13)	44,809	106,989	44,809	106,989
Foreign onlendings	44,809	106,989	44,809	106,989

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	154,643	115,610	154,643	115,610
Derivative financial instruments	154,643	115,610	154,643	115,610

OTHER LIABILITIES	5,862,523	6,272,583	9,343,565	9,695,588
Foreign exchange portfolio (Note 7(a))	21,110	42,812	21,110	42,812
Allowance for tax contingencies (Note 14)	1,011,499	848,960	2,022,796	1,620,442
Taxes and social security	45,771	50,869	222,303	197,762
Negotiation and intermediation of securities	-	-	-	1,743
Technical provisions for retirement plans (Note 15(a))	-	-	1,942,791	1,992,507
Subordinated debt (Note 15(b))	2,824,668	2,896,585	2,810,778	2,866,585
Sundry (Note 15(c))	1,959,475	2,433,357	2,323,787	2,973,737

DEFERRED INCOME	15,391	12,480	31,799	75,770
Deferred income	15,391	12,480	31,799	75,770

MINORITY INTEREST	-	-	888,790	866,302

STOCKHOLDERS' EQUITY (Note 17)	9,920,857	9,323,633	9,920,857	9,323,633
Capital:	8,000,000	5,000,000	8,000,000	5,000,000
- Local residents	5,461,311	3,477,860	5,461,311	3,477,860
- Foreign residents	2,538,689	1,522,140	2,538,689	1,522,140
Capital reserves	160,292	160,139	160,292	160,139
Revaluation reserve on subsidiaries	5,381	5,507	5,381	5,507
Revenue reserves	1,916,031	4,181,532	1,916,031	4,181,532
Unrealized gains and losses - marketable securities
and derivative financial instruments	(117,649)	27,283	(117,649)	27,283
Treasury stock	(43,198)	(50,828)	(43,198)	(50,828)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	10,809,647	10,189,935

T O T A L	102,698,303	82,288,219	103,777,871	91,830,733

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIOD ENDED AND FOR THE YEARS ENDED DECEMBER 31,
(Amounts expressed in thousands of Reais, except per share data)

			UNIBANCO	UNIBANCO CONSOLIDATED

	Six-month
	period ended
	December 31, 2006	2006	2005	2006	2005

REVENUE FROM FINANCIAL INTERMEDIATION	7,284,625	13,703,579	12,433,786	17,375,053	15,621,671
Lending operations	3,339,325	6,468,211	6,048,019	10,542,301	9,628,520
Leasing operations	-	-	-	235,831	144,549
Marketable securities	3,218,627	5,912,840	5,311,941	4,227,461	3,792,618
Financial results from insurance, pension plans and
annuity products	-	-	-	1,108,572	1,058,736
Derivative financial instruments	384,495	819,821	712,347	752,750	627,974
Foreign exchange transactions (Note 7(b))	110,928	16,903	(208,978)	18,717	(203,380)
Compulsory deposits	231,250	485,804	570,457	489,421	572,654

EXPENSES ON FINANCIAL INTERMEDIATION	(5,044,186)	(9,227,024)	(8,480,232)	(10,056,042)	(9,128,388)
Deposits and securities sold	(4,126,203)	(7,651,111)	(7,263,482)	(6,181,287)	(6,108,181)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	-	(775,486)	(658,136)
Borrowings and onlendings	(378,223)	(502,132)	(417,454)	(601,558)	(458,243)
Provision for credit losses (Note 6(f))	(539,760)	(1,073,781)	(799,296)	(2,497,711)	(1,903,828)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,240,439	4,476,555	3,953,554	7,319,011	6,493,283

OTHER OPERATING INCOME (EXPENSES)	(985,617)	(1,808,399)	(1,469,051)	(3,970,511)	(3,572,118)
Services rendered	1,037,402	1,964,070	1,694,549	3,581,789	3,269,509
Insurance, annuity products and retirement plans premiums	-	-	-	4,278,995	3,981,868
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	-	(1,526,696)	(1,579,397)
Insurance claims	-	-	-	(1,018,657)	(902,041)
Private retirement plans benefit expenses	-	-	-	(585,081)	(648,347)
Selling, other insurance and private retirement
plans expenses	-	-	-	(504,918)	(331,972)
Credit card selling expenses	-	-	-	(289,808)	(283,977)
Salaries, benefits, training and social security	(861,525)	(1,716,178)	(1,507,893)	(2,200,124)	(1,911,383)
Other administrative expenses	(947,096)	(1,781,497)	(1,634,723)	(3,512,932)	(3,180,734)
Financial transaction and other taxes	(222,290)	(515,523)	(475,571)	(1,009,615)	(996,502)
Equity in the results of associated companies (Note 11(a))	535,017	1,162,155	1,065,153	63,403	39,210
Other operating income (Note 18(a))	95,347	172,483	170,042	290,457	184,883
Other operating expenses (Note 18(b))	(622,472)	(1,093,909)	(780,608)	(1,537,324)	(1,213,235)

OPERATING INCOME BEFORE ACCELERATED
AMORTIZATION OF GOODWILL	1,254,822	2,668,156	2,484,503	3,348,500	2,921,165

ACCELERATED AMORTIZATION
OF GOODWILL (Note 11(b) and 25(c))	(296,930)	(296,930)	-	(463,793)	-

INCOME AFTER ACCELERATED AMORTIZATION
OF GOODWILL	957,892	2,371,226	2,484,503	2,884,707	2,921,165

NON-OPERATING INCOME (EXPENSE)	(22,116)	(38,074)	(21,432)	(52,563)	8,616

INCOME BEFORE TAXES AND PROFIT SHARING	935,776	2,333,152	2,463,071	2,832,144	2,929,781

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(37,125)	(179,487)	(363,255)	(430,408)	(600,597)
Provision for income tax	(16,320)	(188,198)	(50,277)	(453,791)	(289,237)
Provision for social contribution	(6,063)	(75,563)	(18,244)	(155,629)	(94,873)
Deferred tax asset change	(14,742)	84,274	(294,734)	179,012	(216,487)

PROFIT SHARING	(216,995)	(403,654)	(261,333)	(479,187)	(325,390)
Management	(23,065)	(36,762)	(23,613)	(36,762)	(23,634)
Employees	(193,930)	(366,892)	(237,720)	(442,425)	(301,756)

INCOME BEFORE MINORITY INTEREST	681,656	1,750,011	1,838,483	1,922,549	2,003,794

MINORITY INTEREST	-	-	-	(172,538)	(165,311)

NET INCOME FOR THE PERIOD	681,656	1,750,011	1,838,483	1,750,011	1,838,483

Number of outstanding shares (Note 17(a))	2,800,189,906	2,800,189,906	2,795,184,916	(*)
Net income shares: R$	0.24	0.62	0.66
Net equity share:R$	3.54	3.54	3.34

NET INCOME BEFORE ACCELERATED AMORTIZATION
OF GOODWILL (Note 25(c)) - (PRO FORMA)	1,140,985	2,209,340	1,838,483	2,209,340	1,838,483

(*) Adjusted for comparison purposes, based on the proportion of new shares issued as approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of these financial statements.

Amounts expressed in thousands of Reais
					Revenue reserves			Unrealized gain and losses - marketable securities and derivative financial instruments

						Statutory

	Capital	Capital increase	Capital reserve	Revaluation reserve on subsidiaries	Legal	Special dividends reserve	Other statutory reserves		Treasury stock	Retained earnings	Total

At January 1, 2005	5,000,000	-	158,894	7,492	391,109	63,898	2,620,273	(83,860)	(51,423)	-	8,106,383
Prior year adjustments	-	-	-	-	-	-	-	-	-	(6,240)	(6,240)
Purchase of treasury stocks, net (Note 17(e))	-	-	526	-	-	-	-	-	595	-	1,121
Transfer of reserves	-	-	-	-	-	-	(6,240)	-	-	6,240	-
Revaluation reserve of subdidiary companies	-	-	-	(1,985)	-	-	-	-	-	-	(1,985)
Restatement of exchange membership certificates	-	-	719	-	-	-	-	-	-	-	719
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	111,143	-	-	111,143
Net income for the period	-	-	-	-	-	-	-	-	-	1,838,483	1,838,483
Appropriation of reserves	-	-	-	-	91,924	-	1,020,568	-	-	1,112,492	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(725,991)	(725,991)
At December 31, 2005	5,000,000	-	160,139	5,507	483,033	63,898	3,634,601	27,283	(50,828)	-	9,323,633
Prior year adjustments (Note 17(h))	-	-	-	-	-	-	-	-	-	(98,254)	(98,254)
Transfer of reserves	-	-	-	-	-	-	(98,254)	-	-	98,254	-
Capital increase (Note 17(a))	3,000,000	-	-	-	-	-	(3,000,000)	-	-	-	-
Purchase of treasury stocks, net	-	-	(526)	-	-	-	(26,772)	-	7,630	-	(19,668)
Revaluation reserve of subdidiary companies	-	-	-	(126)	-	-	-	-	-	-	(126)
Restatement of exchange membership certificates	-	-	679	-	-	-	-	-	-	-	679
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	(144,932)	-	-	(144,932)
Net income for the period	-	-	-	-	-	-	-	-	-	1,750,011	1,750,011
Appropriation of reserves	-	-	-	-	87,501	-	772,024	-	-	(859,525)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	-	-	(890,486)	(890,486)
At December 31, 2006	8,000,000	-	160,292	5,381	570,534	63,898	1,281,599	(117,649)	(43,198)	-	9,920,857
AT July 1, 2006	5,000,000	3,000,000	160,037	5,437	536,452	63,898	1,131,975	(28,733)	(53,172)	-	9,815,894
Prior year adjustments	-	-	-	-	-	-	-	-	-	(7,738)	(7,738)
Transfer of reserves	-	-	-	-	-	-	(7,738)	-	-	7,738	-
Capital increase (Note 17(a))	3,000,000	(3,000,000)	-	-	-	-	-	-	-	-	-
Purchase of treasury stocks, net	-	-	-	-	-	-	(16,531)	-	9,974	-	(6,557)
Revaluation reserve of subdidiary companies	-	-	-	(56)	-	-	-	-	-	-	(56)
Restatement of exchange membership certificates	-	-	255	-	-	-	-	-	-	-	255
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	(88,916)	-	-	(88,916)
Net income for the period	-	-	-	-	-	-	-	-	-	681,656	681,656
Appropriation of reserves	-	-	-	-	34,082	-	173,893	-	-	(207,975)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	-	-	(473,681)	(473,681)
At December 31, 2006	8,000,000	-	160,292	5,381	570,534	63,898	1,281,599	(117,649)	(43,198)	-	9,920,857

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 17(b))

	2006	2005	(*)

On common shares: R$	0.3235	0.2579
On preferred shares: R$	0.3559	0.2837

(*) Adjusted for comparison purposes, based on the proportion of new shares issued as approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED AND FOR THE YEARS ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
			UNIBANCO	UNIBANCO CONSOLIDATED

	Six-month
	period ended
	December 31, 2006	2006	2005	2006	2005

FINANCIAL RESOURCES PROVIDED BY:	13,818,485	22,016,477	16,320,041	14,526,703	13,907,259

NET INCOME FOR THE SIX-MONTH PERIOD/YEAR	681,656	1,750,011	1,838,483	1,750,011	1,838,483

ADJUSTMENTS TO NET INCOME	(67,179)	(530,214)	(663,044)	940,042	517,876
Depreciation and amortization	105,562	213,696	221,103	387,197	430,774
Amortization of goodwill on acquired subsidiaries	333,649	361,661	51,609	611,764	108,277
Exchange losses (gains) on foreign investments	25,645	50,210	124,152	-	-
Provision for losses on investments	-	-	(31)	296	4,060
Equity in the results of subsidiary
and associated companies	(535,017)	(1,162,155)	(1,065,153)	(63,403)	(39,210)
Reversal of provision for other assets losses	2,982	6,374	5,276	4,188	13,975

CHANGE IN MINORITY INTEREST	-	-	-	22,488	93,822

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	12,098,325	19,981,069	12,990,573	11,273,143	11,267,472
Deposits	1,955,042	6,480,741	6,588,669	133,347	1,968,853
Securities sold under repurchase agreements	4,398,155	8,299,594	4,017,009	5,376,102	3,888,549
Resources from securities issued	3,219,698	3,218,030	101,172	1,492,658	-
Interbank and interdepartmental accounts	-	184,994	90,164	177,943	68,776
Borrowings and onlendings	636,688	25,485	1,124,075	236,385	1,289,119
Derivative financial instruments	-	-	412,616	21,786	439,048
Other liabilities	1,888,742	1,772,225	656,868	3,834,922	3,613,127

DECREASE IN ASSETS	680,291	192	1,448,511	311,539	-
Interbank investments	-	-	1,448,511	-	-
Marketable securities and derivative
financial instruments	-	-	-	311,539	-
Interbank and interdepartmental accounts	680,291	192	-	-	-

SALE OF ASSETS AND INVESTMENTS	156,236	248,164	286,989	198,709	189,606
Foreclosed assets	36,342	61,740	32,685	107,803	77,010
Investments	119,800	186,166	248,259	86,946	74,466
Fixed assets	94	258	6,045	3,960	38,130

DIVIDENDS AND INTEREST ON OWN CAPITAL
RECEIVED/PROPOSED FROM SUBSIDIARY
AND ASSOCIATED COMPANIES	269,156	567,255	418,529	30,771	-

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED AND FOR THE YEARS ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
			UNIBANCO	UNIBANCO CONSOLIDATED

	Six-month
	period ended
	December 31, 2006	2006	2005	2006	2005

FINANCIAL RESOURCES USED FOR:	13,826,176	21,841,036	16,622,877	14,331,273	14,314,793

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	473,681	890,486	725,991	890,486	725,991

CHANGE IN DEFERRED INCOME	7,841	(2,911)	6,862	43,971	81,176

SALE (ACQUISITION) NET OF OWN STOCK	6,557	19,668	(1,121)	19,668	(1,121)

INVESTMENTS IN:	2,550,645	4,317,067	575,600	765,273	607,799
Foreclosed assets	107,165	148,050	57,749	196,311	104,458
Amortization of goodwill on aquisition
of subsidiary companies	85,509	85,509	22,369	349,520	49,619
Investments	2,307,152	4,002,131	429,062	48,486	124,456
Fixed assets	50,819	81,377	66,420	170,956	329,266

DEFERRED CHARGES	99,997	218,159	157,578	125,341	254,164

INCREASE IN ASSETS	9,949,773	16,365,452	15,157,967	12,486,534	12,635,471
Interbank investments	4,681,508	7,538,061	-	5,580,068	304,834
Marketable securities and derivative
financial instruments	2,048,888	4,017,557	9,010,864	-	3,854,398
Interbank and interdepartmental accounts	-	-	386,875	20,397	338,726
Lending operations	1,748,663	4,070,322	4,785,709	4,187,566	5,532,579
Leasing operations	87,308	87,308	-	1,089,633	195,511
Other credits	1,276,977	499,309	880,631	1,073,207	2,311,099
Other assets	106,429	152,895	93,888	535,663	98,324

DECREASE IN LIABILITIES	737,682	33,115	-	-	11,313
Resources from securities issued	-	-	-	-	11,313
Interbank and interdepartmental accounts	247,589	-	-	-	-
Derivative financial instruments	490,093	33,115	-	-	-

INCREASE (DECREASE) IN CASH
AND DUE FROM BANKS	(7,691)	175,441	(302,836)	195,430	(407,534)

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period / year	1,209,411	1,026,279	1,329,115	1,153,730	1,561,264
At the end of the six-month period / year	1,201,720	1,201,720	1,026,279	1,349,160	1,153,730

INCREASE (DECREASE) IN CASH
AND DUE FROM BANKS	(7,691)	175,441	(302,836)	195,430	(407,534)

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight- line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
–	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

–
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 30, 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2005 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized in the financial statements.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has not occurred has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Securities purchased under resale agreements	14,512,414	9,955,982	14,515,133	10,856,404
Own position	9,050,235	5,783,919	9,052,954	6,684,341
- Treasury bills	6,198,876	5,194,190	6,198,876	6,094,612
- Treasury notes	1,931,040	511,396	1,931,040	511,396
- Other	920,319	78,333	923,038	78,333
Financial Position	5,169,087	4,052,546	5,169,087	4,052,546
- Treasury bills	3,668,721	4,036,200	3,668,721	4,036,200
- Other	1,500,366	16,346	1,500,366	16,346
Short Position	293,092	119,517	293,092	119,517
Interbank deposits	11,332,894	8,319,965	5,723,721	3,771,082
Foreign currency investments	22,888	54,188	22,888	54,188
Total	25,868,196	18,330,135	20,261,742	14,681,674
Current	24,597,283	17,392,183	19,192,247	14,082,232
Long-term	1,270,913	937,952	1,069,495	599,442

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

Marketable Securities	2006	2005	2006	2005
Trading assets	2,535,758	5,082,061	9,294,106	10,885,173
Available for sale	16,996,533	9,593,194	6,758,488	4,585,957
Held to maturity	1,731,638	2,659,942	3,072,082	4,087,972
Subtotal	21,263,929	17,335,197	19,124,676	19,559,102
Derivative financial instruments	952,920	1,009,027	980,380	1,002,425
Total	22,216,849	18,344,224	20,105,056	20,561,527
Current	5,005,432	7,400,051	12,283,077	13,728,560
Long-term	17,211,417	10,944,173	7,821,979	6,832,967

(b) Trading assets

				Unibanco

		2006		2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,741,841	1,760,674	4,850,441	4,857,300
Financial treasury bills	802,008	804,472	4,586,041	4,591,451
Treasury bills	207,003	206,959	264,400	265,849
Treasury notes	732,830	749,243	-	-
Brazilian sovereign bonds	358,366	356,679	-	-
Bank debt securities	74,928	75,375	78,489	80,472
Corporate debt securities	50,849	56,865	52,601	56,688
Debentures	50,849	56,865	52,601	56,688
Mutual funds	192,665	192,665	75,814	75,814
Other	91,583	93,500	2,557	11,787
Total	2,510,232	2,535,758	5,059,902	5,082,061

			Unibanco Consolidated

		2006		2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	6,194,838	6,242,132	8,868,001	8,891,078
Financial treasury bills	3,673,929	3,689,651	7,453,210	7,475,316
Treasury bills	686,979	687,097	1,159,836	1,162,161
Treasury notes	1,828,605	1,860,180	254,836	253,601
Other	5,325	5,204	119	-
Brazilian sovereign bonds	567,648	565,127	44,850	44,850
Bank debt securities	815,193	815,638	708,343	710,326
Eurobonds	96,766	97,211	105,350	107,333
Time deposits	718,427	718,427	602,993	602,993
Corporate debt securities	345,071	349,782	365,732	367,981
Debentures	297,757	302,448	339,581	341,830
Eurobonds	47,314	47,334	26,151	26,151
Mutual funds	703,399	703,399	538,681	538,681
Other	589,881	618,028	305,475	332,257
Total	9,216,030	9,294,106	10,831,082	10,885,173

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Unibanco

			2006			2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	2,115,039	(1,466)	2,113,573	41,773	(15,096)	26,677
Financial treasury bills	267,179	(65)	267,114	-	-	-
Treasury bills	1,347,704	6,809	1,354,513	-	-	-
Treasury notes	458,402	4,759	463,161	-	-	-
Treasury Bonds	3,591	(288)	3,303	4,642	(599)	4,043
Other	38,163	(12,681)	25,482	37,131	(14,497)	22,634
Foreign government	270,815	1,047	271,862	-	-	-
Brazilian sovereign bonds	1,475,769	33,675	1,509,444	1,502,451	114,679	1,617,130
Bank debt securities	11,346,073	1,166	11,347,239	5,838,553	1,343	5,839,896
Debentures, eurobonds and other	11,346,073	1,166	11,347,239	5,838,553	1,343	5,839,896
Corporate debt securities	1,714,104	14,168	1,728,272	2,110,824	(33,553)	2,077,271
Debentures, eurobonds and other	1,714,104	14,168	1,728,272	2,110,824	(33,553)	2,077,271
Mutual funds	10,643	-	10,643	12,038	-	12,038
Marketable equity securities	35,781	(20,281)	15,500	35,782	(15,600)	20,182
Total	16,968,224	28,309	16,996,533	9,541,421	51,773	9,593,194

					Unibanco Consolidated

			2006			2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	2,570,031	12,255	2,582,286	366,028	(14,671)	351,357
Financial treasury bills	526,711	(22)	526,689	309,370	401	309,771
Treasury bills	1,347,704	6,809	1,354,513	14,110	32	14,142
Treasury notes	653,804	18,455	672,259	128	(2)	126
Treasury Bonds	3,591	(289)	3,302	4,642	(599)	4,043
Other	38,221	(12,698)	25,523	37,778	(14,503)	23,275
Foreign government	270,815	1,047	271,862	-	-	-
Brazilian sovereign bonds	1,475,769	33,675	1,509,444	1,502,451	114,679	1,617,130
Bank debt securities	291,049	1,169	292,218	277,044	1,027	278,071
Debentures, eurobonds and other	291,049	1,169	292,218	277,044	1,027	278,071
Corporate debt securities	1,948,726	(75,798)	1,872,928	2,268,965	(33,568)	2,235,397
Debentures, eurobonds and other	1,948,726	(75,798)	1,872,928	2,268,965	(33,568)	2,235,397
Mutual funds	16,850	-	16,850	11,950	-	11,950
Marketable equity securities	246,037	(33,137)	212,900	116,354	(24,302)	92,052
Total	6,819,277	(60,789)	6,758,488	4,542,792	43,165	4,585,957

(ii) By maturity:

				Unibanco

		2006		2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	232,090	225,870	176,650	172,126
Between 3 months and 1 year	1,240,036	1,230,165	551,136	544,227
Between 1 and 3 years	1,660,251	1,647,284	574,570	548,745
Between 3 and 5 years	901,503	949,175	807,703	796,132
Between 5 and 15 years	11,767,153	11,767,334	6,285,904	6,304,670
More than 15 years	1,120,767	1,150,562	1,097,638	1,195,074
No stated maturity (1)	46,424	26,143	47,820	32,220
Total	16,968,224	16,996,533	9,541,421	9,593,194

			Unibanco Consolidated

		2006		2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	439,185	342,967	200,117	195,627
Between 3 months and 1 year	1,336,355	1,326,530	761,039	754,456
Between 1 and 3 years	1,793,769	1,780,782	725,131	699,246
Between 3 and 5 years	946,155	993,851	850,995	839,417
Between 5 and 15 years	803,180	806,646	779,340	797,896
More than 15 years	1,237,746	1,277,962	1,097,866	1,195,313
No stated maturity (1)	262,887	229,750	128,304	104,002
Total	6,819,277	6,758,488	4,542,792	4,585,957

_______________________
(1) Refers to marketable equity securities and mutual funds.

(d)      Securities held to maturity

(i)      By type:

		Unibanco	Unibanco Consolidated

		2006		2005

Issuer/Type of investment			Amortized cost

Federal government	2,144	497,916	1,304,766	1,863,010
Financial treasury bills	-	-	-	181,394
Central Bank notes	-	189,217	-	202,446
Treasury notes	1,849	308,364	1,202,774	1,477,739
Treasury bills	-	-	101,697	1,095
Other	295	335	295	336
Brazilian sovereign bonds	1,591,749	1,983,482	1,622,097	2,017,935
Bank debt securities	81,170	104,817	81,170	104,817
Eurobonds	81,170	104,817	81,170	104,817
Corporate debt securities	56,575	73,727	64,049	102,210
Debentures	-	-	7,473	23,027
Eurobonds and other	56,575	73,727	56,576	79,183
Total	1,731,638	2,659,942	3,072,082	4,087,972

The fair value of these securities was R$1,901,295 (2005 - R$2,822,329) in Unibanco and R$3,330,577 (2005 - R$4,245,553) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$169,657 (2005 - R$162,387) in Unibanco and R$258,495 (2005 - R$157,581) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005

Maturity			Amortized cost

Less than 3 months	106,813	247,194	186,768	249,090
Between 3 months and 1 year	262,817	558,583	262,816	779,261
Between 1 and 3 years	354,699	598,981	378,302	615,335
Between 3 and 5 years	495,839	362,519	533,662	407,652
Between 5 and 15 years	511,318	892,494	1,109,470	922,039
More than 15 years	152	171	601,064	1,114,595
Total	1,731,638	2,659,942	3,072,082	4,087,972

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

						Unibanco

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	2006	2005	2006	2006	2006	2005
Futures contracts	57,190,265	38,006,833	-	-	-	-
Purchase	32,372,006	16,978,293	-	-	-	-
Currencies	1,082,760	1,479,667	-	-	-	-
Interbank interest rate	31,245,173	15,498,626	-	-	-	-
Other	44,073	-	-	-	-	-
Sale	24,818,259	21,028,540	-	-	-	-
Currencies	1,894,602	3,322,834	-	-	-	-
Interbank interest rate	22,866,621	17,705,706	-	-	-	-
Other	57,036	-	-	-	-	-
Swap contracts	11,684,029	11,335,414	233,133	160,902	394,035	221,276
Assets	8,314,039	7,461,638	388,305	216,884	605,189	593,182
Currencies	162,573	233,950	8,598	21,778	30,376	9,261
Fixed interest rate	639,711	1,198,306	36,686	73,583	110,269	46,452
Interbank interest rate	4,753,918	3,767,565	304,382	77,349	381,731	496,136
Other	2,757,837	2,261,817	38,639	44,174	82,813	41,333
Liabilities	3,369,990	3,873,776	(155,172)	(55,982)	(211,154)	(371,906)
Currencies	1,365,110	1,222,884	(44,517)	(25,526)	(70,043)	(180,996)
Fixed interest rate	167,326	390,327	(76,404)	322	(76,082)	(85,200)
Interbank interest rate	1,280,580	1,016,515	(10,057)	(29,729)	(39,786)	(57,621)
Other	556,974	1,244,050	(24,194)	(1,049)	(25,243)	(48,089)
Third curve swap contracts	1,179,641	812,529	14,117	12,042	26,159	20,483
Assets	712,901	678,303	30,549	11,699	42,248	22,529
Currencies	249,414	332,777	7,406	8,457	15,863	5,150
Fixed interest rate	107,120	129,570	5,091	1,887	6,978	8,209
Interbank interest rate	356,367	215,956	18,052	1,355	19,407	9,170
Liabilities	466,740	134,226	(16,432)	343	(16,089)	(2,046)
Currencies	433,383	88,202	(9,902)	(992)	(10,894)	(1,292)
Fixed interest rate	26,572	37,001	(6,484)	1,300	(5,184)	(663)
Interbank interest rate	6,785	9,023	(46)	35	(11)	(91)
Forward contracts	2,837,341	2,274,298	(94,540)	(16,902)	(111,442)	(22,305)
Assets	522,896	1,179,929	70,049	3,121	73,170	47,935
Currencies	32,473	936,597	389	(188)	201	22,660
Fixed interest rate	459,259	243,332	38,496	3,321	41,817	25,275
Other	31,164	-	31,164	(12)	31,152	-
Liabilities	2,314,445	1,094,369	(164,589)	(20,023)	(184,612)	(70,240)
Currencies	2,279,202	753,975	(132,564)	(20,264)	(152,828)	(56,679)
Fixed interest rate	35,243	340,394	(861)	206	(655)	(13,561)
Other	-	-	(31,164)	35	(31,129)	-
Option contracts	173,453,432	41,999,102	21,914	(93,845)	(71,931)	68,454
Purchased options	96,517,319	21,054,922	371,668	(149,235)	222,433	339,330
Purchase of purchased options	81,671,606	19,988,497	332,716	(198,731)	133,985	333,920
Currencies	16,172,175	19,988,497	107,724	(44,264)	63,460	333,920
Fixed interest rate	65,482,802	-	214,470	(160,573)	53,897	-
Stocks	16,629	-	10,522	6,106	16,628	-
Purchase of sold option	14,845,713	1,066,425	38,952	49,496	88,448	5,410
Currencies	1,202,500	1,066,425	16,082	1,770	17,852	5,410
Fixed interest rate	13,604,298	-	20,990	48,155	69,145	-
Stocks	38,915	-	1,880	(429)	1,451	-
Sale position	76,936,113	20,944,180	(349,754)	55,390	(294,364)	(270,876)
Sale of purchased options	42,215,031	18,334,081	(279,943)	185,941	(94,002)	(210,387)
Currencies	4,329,393	18,334,081	(72,970)	44,181	(28,789)	(210,387)
Interbank interest rate	37,867,123	-	(192,701)	146,003	(46,698)	-
Stocks	18,515	-	(14,272)	(4,243)	(18,515)	-
Sale of sold option	34,721,082	2,610,099	(69,811)	(130,551)	(200,362)	(60,489)
Currencies	4,857,554	2,610,099	(24,870)	(9,306)	(34,176)	(60,489)
Interbank interest rate	29,861,190	-	(39,444)	(124,404)	(163,848)	-
Stocks	2,338	-	(5,497)	3,159	(2,338)	-
Other derivative financial
instruments (*)	473,794	257,353	(3,584)	1,393	(2,191)	(30,286)
Assets position	329,051	110,256	8,969	911	9,880	6,051
Liabilities position	144,743	147,097	(12,553)	482	(12,071)	(36,337)
		Assets	869,540	83,380	952,920	1,009,027
		Liabilities	(698,500)	(19,790)	(718,290)	(751,405)

___________________
(*) Include basically contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

					Unibanco Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	2006	2005	2006	2006	2006	2005
Futures contracts	57,190,265	41,696,776	-	-	-	-
Purchase	32,372,006	20,141,985	-	-	-	-
Currencies	1,082,760	1,483,423	-	-	-	-
Interbank interest rate	31,245,173	18,658,562	-	-	-	-
Other	44,073	-	-	-	-	-
Sale	24,818,259	21,554,791	-	-	-	-
Currencies	1,894,602	3,351,638	-	-	-	-
Interbank interest rate	22,866,621	18,203,153	-	-	-	-
Other	57,036	-	-	-	-	-
Swap contracts	11,572,669	10,641,776	236,245	157,537	393,782	235,574
Assets	8,214,787	6,891,023	391,417	213,518	604,935	569,440
Currencies	162,573	233,950	8,598	21,778	30,376	9,263
Fixed interest rate	496,316	573,566	34,013	70,217	104,230	40,989
Interbank interest rate	4,783,683	3,811,690	310,152	77,349	387,501	477,619
Other	2,772,215	2,271,817	38,654	44,174	82,828	41,569
Liabilities	3,357,882	3,750,753	(155,172)	(55,981)	(211,153)	(333,866)
Currencies	1,365,110	1,126,080	(44,517)	(25,525)	(70,042)	(141,385)
Fixed interest rate	167,326	263,861	(76,404)	322	(76,082)	(84,736)
Interbank interest rate	1,280,580	1,086,762	(10,057)	(29,729)	(39,786)	(58,125)
Other	544,866	1,274,050	(24,194)	(1,049)	(25,243)	(49,620)
Third curve swap contracts	1,179,641	812,529	14,116	12,043	26,159	20,483
Assets	712,901	678,303	30,548	11,700	42,248	22,529
Currencies	249,414	332,777	7,406	8,457	15,863	5,150
Fixed interest rate	107,120	129,570	5,090	1,888	6,978	8,209
Interbank interest rate	356,367	215,956	18,052	1,355	19,407	9,170
Liabilities	466,740	134,226	(16,432)	343	(16,089)	(2,046)
Currencies	433,383	88,202	(9,902)	(992)	(10,894)	(1,292)
Fixed interest rate	26,572	37,001	(6,484)	1,300	(5,184)	(663)
Interbank interest rate	6,785	9,023	(46)	35	(11)	(91)
Forward contracts	2,809,966	2,056,579	(78,329)	(17,374)	(95,703)	(278)
Assets	483,469	1,191,738	97,990	2,894	100,884	65,075
Currencies	32,473	936,597	390	(189)	201	22,660
Fixed interest rate	419,832	255,141	54,661	3,102	57,763	42,415
Other	31,164	-	42,939	(19)	42,920	-
Liabilities	2,326,497	864,841	(176,319)	(20,268)	(196,587)	(65,353)
Currencies	2,279,202	753,975	(132,564)	(20,264)	(152,828)	(56,679)
Fixed interest rate	35,243	110,866	(862)	206	(656)	(8,674)
Other	12,052	-	(42,893)	(210)	(43,103)	-
Option contracts	173,453,432	41,999,102	21,914	(93,845)	(71,931)	68,454
Purchased options	96,517,319	21,054,922	371,668	(149,235)	222,433	339,330
Purchase of purchased options	81,671,606	19,988,497	332,716	(198,731)	133,985	333,920
Currencies	16,172,175	19,988,497	107,724	(44,264)	63,460	333,920
Fixed interest rate	65,482,802	-	214,470	(160,573)	53,897	-
Stocks	16,629	-	10,522	6,106	16,628	-
Purchase of sold option	14,845,713	1,066,425	38,952	49,496	88,448	5,410
Currencies	1,202,500	1,066,425	16,082	1,770	17,852	5,410
Fixed interest rate	13,604,298	-	20,990	48,155	69,145	-
Stocks	38,915	-	1,880	(429)	1,451	-
Sale position	76,936,113	20,944,180	(349,754)	55,390	(294,364)	(270,876)
Sale of purchased options	42,215,031	18,334,081	(279,943)	185,941	(94,002)	(210,387)
Currencies	4,329,393	18,334,081	(72,970)	44,181	(28,789)	(210,387)
Interbank interest rate	37,867,123	-	(192,701)	146,003	(46,698)	-
Stocks	18,515	-	(14,272)	(4,243)	(18,515)	-
Sale of sold option	34,721,082	2,610,099	(69,811)	(130,551)	(200,362)	(60,489)
Currencies	4,857,554	2,610,099	(24,870)	(9,306)	(34,176)	(60,489)
Interbank interest rate	29,861,190	-	(39,444)	(124,404)	(163,848)	-
Stocks	2,338	-	(5,497)	3,159	(2,338)	-
Other derivative financial
instruments (*)	473,794	257,353	(3,584)	1,393	(2,191)	(30,286)
Assets position	329,051	110,256	8,969	911	9,880	6,051
Liabilities position	144,743	147,097	(12,553)	482	(12,071)	(36,337)

		Ativo	900,592	79,788	980,380	1,002,425
		Passivo	(710,230)	(20,034)	(730,264)	(708,478)

___________________
(*) Include basically contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	27,730,943	17,625,064	10,858,123	976,135	57,190,265
Swap contracts	3,622,491	3,486,015	2,651,549	1,923,974	11,684,029
Third curve swap contracts	578,017	572,162	24,380	5,082	1,179,641
Forward contracts	1,015,784	1,611,208	205,513	4,836	2,837,341
Option contracts
Purchased position	62,548,697	10,254,672	23,713,950	-	96,517,319
Sale position	38,778,346	14,337,317	23,820,450	-	76,936,113
Other financial instruments
derivative	288,361	151,742	15,636	18,055	473,794

				Unibanco Consolidated

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	27,730,943	17,625,064	10,858,123	976,135	57,190,265
Swap contracts	3,575,370	3,394,947	2,656,865	1,945,487	11,572,669
Third curve swap contracts	578,017	572,162	24,380	5,082	1,179,641
Forward contracts	1,041,999	1,557,617	205,513	4,837	2,809,966
Option contracts
Purchased position	62,548,697	10,254,672	23,713,950	-	96,517,319
Sale position	38,778,346	14,337,317	23,820,450	-	76,936,113
Other financial instruments
derivative	288,361	151,742	15,636	18,055	473,794

(iii) Nominal value by trade location:

				Unibanco

				2006

		CETIP / Over
		the
Contracts	BM&F	counter(1)	Bovespa	Total
Future contracts	57,190,265	-	-	57,190,265
Swap contracts	3,757,522	7,926,507	-	11,684,029
Third curve swap contracts	-	1,179,641	-	1,179,641
Forward contracts	-	2,837,341	-	2,837,341
Option contracts
Purchased position	96,323,795	175,694	17,830	96,517,319
Sale position	76,771,612	143,647	20,854	76,936,113
Other financial instruments
derivative	28,259	445,535	-	473,794

			Unibanco Consolidated

				2006

		CETIP / Over
		the
Contracts	BM&F	counter(1)	Bovespa	Total
Future contracts	57,190,265	-	-	57,190,265
Swap contracts	3,789,557	7,783,112	-	11,572,669
Third curve swap contracts	-	1,179,641	-	1,179,641
Forward contracts	-	2,779,943	30,023	2,809,966
Option contracts
Purchased position	96,323,795	175,694	17,830	96,517,319
Sale position	76,771,612	143,647	20,854	76,936,113
Other financial instruments
derivative	28,259	445,535	-	473,794

____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$5,379 (2005 - R$132,564) in Unibanco and R$116,003 (2005 - R$257,266) in Unibanco Consolidated and are comprised by federal government securities.

Hedge Account

(a) On December 31, 2006, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$11,744,848 (2005 - R$9,878,053) in Unibanco and R$11,744,848 (2005 - R$10,248,775) in Unibanco Consolidated, swap contracts in the amount of R$1,079,048 (2005 - R$1,592,252) in Unibanco and R$1,079,048 (2005 - R$1,592,252) in Unibanco Consolidated and forward transactions in the amount of R$115,592 (2005 – R$150,930) in Unibanco and Unibanco Consolidated. These contracts represented for the year a loss net of applicable taxes and minority interest, in the amount of R$29,268 (2005 – R$10,295) in Unibanco and R$29,240 (2005 - R$10,937) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,853,854 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	96,330	243,170	144,193	121,496	605,189
Third curve swap contracts	16,244	22,064	2,861	1,079	42,248
Forward contracts	49,174	22,806	1,140	50	73,170
Option contracts
Purchased position	121,532	39,349	61,552	-	222,433
Other financial instruments
derivative	2,930	4,267	471	2,212	9,880
Total	286,210	331,656	210,217	124,837	952,920

Liabilities
Swap contracts	(43,384)	(116,081)	(28,931)	(22,758)	(211,154)
Third curve swap contracts	(5,426)	(10,663)	-	-	(16,089)
Forward contracts	(75,593)	(84,769)	(23,931)	(319)	(184,612)
Option contracts
Sale position	(182,611)	(34,139)	(77,614)	-	(294,364)
Other financial instruments
derivative	(9,377)	(1,604)	(161)	(929)	(12,071)
Total	(316,391)	(247,256)	(130,637)	(24,006)	(718,290)

				Unibanco Consolidated

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	95,055	239,005	145,229	125,646	604,935
Third curve swap contracts	16,244	22,064	2,861	1,079	42,248
Forward contracts	75,225	24,469	1,140	50	100,884
Option contracts
Purchased position	121,532	39,349	61,552	-	222,433
Other financial instruments
derivative	2,930	4,267	471	2,212	9,880
Total	310,986	329,154	211,253	128,987	980,380

Liabilities
Swap contracts	(43,384)	(116,080)	(28,931)	(22,758)	(211,153)
Third curve swap contracts	(5,426)	(10,663)	-	-	(16,089)
Forward contracts	(87,568)	(84,769)	(23,931)	(319)	(196,587)
Option contracts
Sale position	(182,611)	(34,139)	(77,614)	-	(294,364)
Other financial instruments
derivative	(9,377)	(1,604)	(161)	(929)	(12,071)
Total	(328,366)	(247,255)	(130,637)	(24,006)	(730,264)

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
By type
Discounted loans and notes	17,377,986	14,812,059	18,458,072	15,787,433
Financing	10,614,885	9,166,808	12,918,412	11,981,611
Agricultural	1,320,626	1,123,182	1,320,626	1,123,182
Real estate loans	1,473,440	1,344,613	1,476,306	1,344,613
Credit card	-	-	4,250,520	3,395,345
Total lending operations	30,786,937	26,446,662	38,423,936	33,632,184

Leasing operations	87,778	-	1,951,404	847,128
Advances on exchange contracts (1)	1,030,632	1,642,457	1,030,632	1,642,457
Total leasing operations and
advances on exchange contracts	1,118,410	1,642,457	2,982,036	2,489,585

Guarantees honored	4,148	29,850	4,148	29,850
Other receivables (2)	527,092	681,181	3,950,597	3,723,224
Total other credits	531,240	711,031	3,954,745	3,753,074

Total risk	32,436,587	28,800,150	45,360,717	39,874,843

By maturity
Past-due for more than 15 days (Note 6 (d))	881,005	590,584	2,137,266	1,595,226
Falling due:
Less than 3 months (3)	10,626,053	9,980,811	17,413,511	16,065,338
Between 3 months and 1 year	8,557,453	8,003,061	11,489,843	10,711,568
Between 1 and 3 years	8,003,411	6,739,997	9,628,834	7,904,687
More than 3 years	4,368,665	3,485,697	4,691,263	3,598,024
Total risk	32,436,587	28,800,150	45,360,717	39,874,843

___________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,321,145	10.2	2,416,100	8.4
Paper, pulp and wood products	1,430,332	4.4	1,441,478	5.0
Food, beverages and tobacco	1,937,845	6.0	1,304,799	4.5
Automotive industry	1,245,661	3.8	2,044,448	7.1
Chemical and pharmaceutical	745,995	2.3	887,290	3.1
Production of machines and equipment	633,872	2.0	870,748	3.0
Basic metal industries	1,228,039	3.8	842,214	2.9
Extractive	738,250	2.3	374,835	1.3
Textiles, clothing and leather goods	349,979	1.1	464,033	1.6
Petroleum	420,867	1.3	368,430	1.3
Electronic and communications equipment	200,470	0.6	91,857	0.3
Eletric and electronic	215,992	0.7	170,291	0.6
Rubber and plastic	215,622	0.7	198,363	0.7
Production of metal goods	271,747	0.8	145,875	0.5
Other manufacturing industries	8,828	-	28,002	0.1
Subtotal	12,964,644	40.0	11,648,763	40.4
Retailers
Retail	3,033,677	9.4	2,064,764	7.2
Wholesale	2,120,859	6.5	1,526,521	5.3
Subtotal	5,154,536	15.9	3,591,285	12.5
Financial service
Financial companies	1,507,265	4.6	1,306,961	4.5
Insurance companies and private pension funds	72,780	0.2	4,136	0.1
Subtotal	1,580,045	4.8	1,311,097	4.6
Residential construction loans	467,846	1.4	323,508	1.1
Other services
Transportation	1,387,350	4.3	887,940	3.1
Post office and telecommunications	927,181	2.9	1,190,556	4.1
Agricultural	318,302	1.0	380,845	1.3
Construction	494,292	1.5	382,856	1.3
Real estate services	326,584	1.0	414,276	1.5
Association activities	94,555	0.3	191,460	0.7
Health and social services	167,640	0.5	142,806	0.5
Education	132,926	0.4	125,886	0.4
Lodging and catering services	103,831	0.3	113,063	0.4
Cultural, sports and leisure activities	33,670	0.1	49,511	0.2
Other services	940,582	2.9	948,899	3.3
Subtotal	4,926,913	15.2	4,828,098	16.8
Agriculture, livestock, forestry
and fishing	1,064,215	3.3	891,583	3.1
Individual
Consumer loans	4,987,251	15.4	4,926,654	17.1
Residential mortgage loans	1,034,726	3.5	1,047,563	3.6
Other	256,411	0.5	231,599	0.8
Subtotal	6,278,388	19.4	6,205,816	21.5
Total	32,436,587	100.0	28,800,150	100.0

			Unibanco Consolidated

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,391,699	7.5	2,465,705	6.2
Paper, pulp and wood products	1,478,155	3.3	1,497,408	3.8
Food, beverages and tobacco	2,012,461	4.4	1,401,214	3.5
Automotive industry	1,276,913	2.8	2,100,225	5.3
Chemical and pharmaceutical	772,551	1.7	913,817	2.3
Production of machines and equipment	651,512	1.4	893,857	2.2
Basic metal industries	1,283,355	2.8	964,753	2.4
Extractive	769,603	1.7	402,442	1.0
Textiles, clothing and leather goods	371,289	0.8	478,387	1.2
Petroleum	468,446	1.0	392,667	1.0
Electronic and communications equipment	206,749	0.5	95,718	0.2
Eletric and electronic	224,436	0.5	177,679	0.5
Rubber and plastic	237,851	0.5	209,973	0.5
Production of metal goods	285,886	0.6	154,853	0.4
Other manufacturing industries	9,306	-	28,896	0.1
Subtotal	13,440,212	29.5	12,177,594	30.6
Retailers
Retail	3,261,878	7.2	2,236,558	5.6
Wholesale	2,285,728	5.0	1,652,143	4.2
Subtotal	5,547,606	12.2	3,888,701	9.8
Financial service
Financial companies	1,467,069	3.2	1,188,891	3.0
Insurance companies and private pension funds	74,592	0.2	4,684	-
Subtotal	1,541,661	3.4	1,193,575	3.0
Residential construction loans	485,499	1.1	323,659	0.8
Other services
Post office and telecommunications	949,940	2.1	1,217,523	3.1
Transportation	2,465,821	5.4	1,818,799	4.6
Agricultural	360,084	0.8	404,347	1.0
Construction	568,900	1.3	425,795	1.1
Real estate services	419,305	0.9	484,715	1.2
Association activities	116,757	0.3	210,820	0.5
Health and social services	196,583	0.4	161,640	0.4
Education	123,710	0.3	131,028	0.3
Lodging and catering services	149,994	0.3	135,607	0.3
Cultural, sports and leisure activities	37,589	0.1	52,481	0.1
Other services	1,331,076	2.9	1,187,456	3.0
Subtotal	6,719,759	14.8	6,230,211	15.6
Agriculture, livestock, forestry
and fishing	1,064,215	2.4	891,583	2.2
Individual
Consumer loans	7,664,310	16.9	8,182,035	20.5
Credit card	6,709,782	14.8	5,556,425	13.9
Residential mortgage loans	1,041,855	2.3	1,047,563	2.6
Lease financing	889,407	2.0	151,898	0.4
Other	256,411	0.6	231,599	0.6
Subtotal	16,561,765	36.6	15,169,520	38.0
Total	45,360,717	100.0	39,874,843	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

		2006		2005

Largest clients	Value	% total	Value	% total
10 largest clients	3,853,615	11.9	3,316,993	11.5
50 next largest clients	6,502,862	20.0	5,932,958	20.6
100 next largest clients	4,711,939	14.5	3,976,782	13.8
Other clients	17,368,171	53.6	15,573,417	54.1
Total	32,436,587	100.0	28,800,150	100.0

	Unibanco Consolidated

		2006		2005

Largest clients	Value	% total	Value	% total
10 largest clients	3,853,615	8.5	3,316,993	8.3
50 next largest clients	6,502,862	14.3	5,853,136	14.7
100 next largest clients	4,677,460	10.3	4,132,066	10.4
Other clients	30,326,780	66.9	26,572,648	66.6
Total	45,360,717	100.0	39,874,843	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco

		2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	15,408,151	-	-	15,408,151	47.5	80,205	0.5
A	0.5	11,179,953	-	-	11,179,953	34.5	99,152	0.9
B	1.0	2,879,484	193,464	46,947	3,119,895	9.6	93,737	3.0
C	3.0	911,772	206,697	67,841	1,186,310	3.7	142,202	12.0
D	10.0	107,424	121,270	141,067	369,761	1.1	140,509	38.0
E	30.0	35,346	77,846	55,243	168,435	0.5	104,061	61.8
F	50.0	26,569	85,617	56,049	168,235	0.5	131,223	78.0
G	70.0	10,279	53,579	57,636	121,494	0.4	115,433	95.0
H	100.0	38,195	219,936	456,222	714,353	2.2	714,353	100.0
Total		30,597,173	958,409	881,005	32,436,587	100.0	1,620,875
% of total risk							5.0%

		Unibanco

		2005

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,716,138	-	-	13,716,138	47.6	12,825	0.0
A	0.5	9,112,811	-	-	9,112,811	31.6	50,790	0.6
B	1.0	2,487,979	199,434	30,327	2,717,740	9.4	33,473	1.2
C	3.0	1,027,843	212,736	45,846	1,286,425	4.5	111,445	8.7
D	10.0	773,761	120,061	66,735	960,557	3.3	287,205	29.9
E	30.0	47,880	65,829	38,213	151,922	0.5	75,809	49.9
F	50.0	59,229	49,843	51,102	160,174	0.6	111,962	69.9
G	70.0	100,476	43,212	43,868	187,556	0.7	187,370	99.9
H	100.0	33,602	158,732	314,493	506,827	1.8	506,827	100.0
Total		27,359,719	849,847	590,584	28,800,150	100.0	1,377,706
% of total risk							4.8%

		Unibanco Consolidated

		2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	19,393,086	-	-	19,393,086	42.8	80,325	0.4
A	0.5	17,559,022	-	-	17,559,022	38.7	132,258	0.8
B	1.0	3,073,011	328,047	183,406	3,584,464	7.9	99,450	2.8
C	3.0	1,416,641	309,608	197,621	1,923,870	4.2	173,569	9.0
D	10.0	160,083	167,108	258,514	585,705	1.3	174,139	29.7
E	30.0	79,372	106,349	172,179	357,900	0.8	178,645	49.9
F	50.0	56,863	103,173	163,634	323,670	0.7	223,990	69.2
G	70.0	31,606	66,477	151,320	249,403	0.5	220,466	88.4
H	100.0	99,505	273,500	1,010,592	1,383,597	3.1	1,383,597	100.0
Total		41,869,189	1,354,262	2,137,266	45,360,717	100.0	2,666,439
% of total risk							5.9%

		Unibanco Consolidated

		2005

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	0.0
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.0	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.1	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%

_______________________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$881,530 (2005 - R$765,895) in Unibanco and R$1,124,940 (2005 - R$925,276) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the year:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Balance at the beginning of the year	1,377,706	1,146,195	2,060,614	1,669,467
Increases	1,073,781	799,296	2,497,711	1,903,828
Loan charge-offs	(830,612)	(567,785)	(1,891,886)	(1,512,681)
Balance at the end of the year	1,620,875	1,377,706	2,666,439	2,060,614

Loan recoveries (1)	136,580	61,517	230,174	155,597

___________________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Assets - Other credits
Unsettled exchange purchases	2,172,585	2,367,473	2,172,585	2,367,473
Rights on foreign exchange sold	1,508,330	582,792	1,508,330	582,792
(-) Received advances	(251,516)	(138,867)	(251,516)	(138,867)
Income receivable from advances on exchange
contracts	21,151	21,280	21,151	21,280
Other	66	225	66	225
Total	3,450,616	2,832,903	3,450,616	2,832,903

Liabilities - Other liabilities
Unsettled exchange sales	1,500,811	585,750	1,500,811	585,750
Obligations for foreign exchange purchased	2,125,044	2,348,556	2,125,044	2,348,556
(-) Advances on exchange contracts	(1,030,632)	(1,642,457)	(1,030,632)	(1,642,457)
Other	448	(102,811)	448	(102,811)
Total	2,595,671	1,189,038	2,595,671	1,189,038

Off-balance sheet
Import credits outstanding	116,230	89,664	124,702	107,208
Confirmed export credits	8,775	19,232	9,081	19,232

(b) Statement of income

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Income from foreign exchange transactions	2,401,253	3,235,888	2,672,692	3,359,304
Expenses from foreign exchange transactions	(2,384,350)	(3,444,866)	(2,653,975)	(3,562,684)
Net gain on foreign exchange transactions	16,903	(208,978)	18,717	(203,380)

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Escrow deposits for civil and labor suits (1)	816,479	977,814	2,081,311	2,310,460
Notes and credits receivable	552,002	705,941	695,234	709,693
Accounts receivable from Temporary Special Administration Regime	241,068	217,155	241,068	217,155
Salary advances and other	101,098	59,627	109,325	79,901
Receivables from purchase of assets	20,111	14,851	92,702	76,030
Accounts receivable from subsidiaries	14,939	233,096	-	-
Other	318,416	316,150	554,733	674,394
Total	2,064,113	2,524,634	3,774,373	4,067,633
Current	502,030	822,159	812,870	956,277
Long-term	1,562,083	1,702,475	2,961,503	3,111,356

_________________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Commissions on debt placements and products	225,353	242,582	449,006	330,008
Exclusiving contracts for banking services	149,343	-	441,736	-
Advance of private pension’s sponsor contributions	198,544	184,054	205,584	185,462
Others	34,669	17,557	61,131	91,901
Total	607,909	444,193	1,157,457	607,371
Current	226,934	190,405	731,172	330,408
Long-term	380,975	253,788	426,285	276,963

10. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		2006		2005

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	3,559,698	7,610,634	2,426,089	5,678,746
Long-term assets	2,968,726	6,347,136	2,508,810	5,872,372
Permanent assets	65,443	139,917	62,922	147,281
Total assets	6,593,867	14,097,687	4,997,821	11,698,399

Current liabilities	3,611,241	7,720,833	2,503,128	5,859,072
Long-term liabilities	2,520,491	5,388,809	2,199,440	5,148,227
Deferred income	120	256	262	614
Branch equity	462,015	987,789	294,991	690,486
Total liabilities	6,593,867	14,097,687	4,997,821	11,698,399

Net income for the year	205,189	438,695	99,893	233,819

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$97,700 (2005 – R$187,728) in Unibanco and R$97,700 (2005 – R$150,335) in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or
	quotas

	(in thousands)		Percentage holding (%)		Adjusted			Adjusted	Equity in results

	direct and indirect			Unibanco	stockholders	Investment amount		Net income	Adjustments (1)

	Common	Preferred	Unibanco	Consolidated	equity	2006	2005	(loss)	2006	2005
Investments of Unibanco

Subsidiary companes
Unipart Participações Internacionais Ltd. (3)	2,960	-	100.000	100,000	2,542,123	2,542,123	896,932	158,713	158,713	87,327
Banco Fininvest S.A. (6)	8	2	99.991	100,000	1,507,252	1,507,251	716,776	(9,610)	(9,538)	161,022
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100,000	100,000	1,187,937	1,187,937	1,063,263	171,889	186,158	253,935
Unibanco AIG Seguros S.A.	345,014	188,814	49,902	49,902	1,459,355	728,249	705,727	323,913	161,639	149,210
Fininvest Negócios de Varejo Ltda. (5)	63,786,483	-	95.302	100.000	639,723	609,671	-	(6,366)	(6,266)	-
Banco Dibens S.A. (2) and (8)	20,085,509	-	99.999	100,000	477,788	477,788	202,422	19,442	19,871	(13,056)
Unibanco Companhia de Capitalização	4,194	-	99,999	100,000	397,753	397,753	404,752	108,338	108,338	117,288
Dibens Leasing S.A. – Arrendamento
Mercantil	81,087	-	99,999	99,999	337,829	337,829	236,836	26,192	26,192	(1,217)
Banco Único S.A. (2)	2,768,397	2,768,397	100,000	100,000	270,314	270,314	234,199	27,199	27,235	26,230
Interbanco S.A.	20,000	-	99,996	99,999	140,956	140,950	79,767	60,341	60,339	31,829
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (2)	4,955	4,955	100,000	100,000	112,202	112,202	118,440	14,397	19,611	27,568
AIG Brasil Companhia de Seguros	54,214	-	49,999	49,999	79,615	39,807	54,897	8,104	4,052	10,658
Unibanco Negócios Imobiliários Ltda.	55,664	-	99,999	100,000	62,104	62,104	59,739	5,587	7,164	4,504
Unicap Holding S.A.	637,165	-	94.571	100,000	182,556	172,645	-	23,136	12,645	-
Other (7)	-	-	-	-	-	788,050	552,067	-	217,603	98,598

Jointly controlled companies (i)
Maxfácil Participações (4)	11	-	49.986	49.986	175,037	87,494	-	5,366	2,674	-
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49,997	49,997	141,162	70,576	71,167	54,961	27,411	32,338
Redecard S.A.	200	400	31.943	31.943	90,442	28,890	-	286,200	91,421	35,988
Serasa S.A.	366	349	19.045	19,174	208,287	39,669	35,818	105,098	20,016	15,797
Tecnologia Bancária S.A.	762,278	-	18.044	20.300	147,095	26,542	24,487	20,749	3,744	3,205
Interchange Serviços S.A.	750	-	25,000	25,000	57,704	14,426	10,305	21,032	5,258	2,107
Companhia Hipotecária Unibanco –
Rodobens (2)	6,055	-	50,000	50,000	17,268	8,634	6,324	4,628	2,332	1,397
Other	-	-	-	-	-	32,620	30,302	-	15,543	20,425
Total						9,683,524	5,504,220		1,162,155	1,065,153

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	112	-	11.166	1,637,686	182,864	168,918	528,524	59,015	27,789
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	79,615	39,807	54,897	8,104	4,052	10,658
Other	-	-	-	-	-	2,315	2,758	-	336	763
Total						224,986	226,573		63,403	39,210

Main direct, indirect and jointly controlled subsidiary	Number of shares or quotas (in thousands)		Percentage	Stockholders

companies invested by:	Common	Preferred	Holding (%)	equity	Net income (loss)
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	837,310	36,515
Unibanco Cayman Bank Ltd.	26,340	-	100.000	694,290	70,692
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	158,239	10,072
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	46,268	39,995
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	275,468	68,726
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	68,165	16,566
IRB – Brasil Resseguros S.A.	-	112	11.166	1,637,686	528,524
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	83	83	49.998	34,878	23,547
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	837,310	36,515

__________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)
The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	The Board of Directors Meeting held in the first half of 2006, approved the capital increase of Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(4)	During the third quarter of 2006 Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital, establishing a new partnership with Ipiranga Group.

(5)	In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A.

(6)
The Extraordinary Shareholders’ Meeting held in August, 2006, approved the increase in the capital of Banco Fininvest S.A. in the amount of R$800,000, through the issue of 5,588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(7)	Include the Unibanco Empreendimentos e Participações S.A. investment on BWU Comércio e Entretenimento Ltda., which is on process of negotiation.

(8)
On Extraordinary Shareholders’ Meeting held in August 2006, the capital of Banco Dibens was increased in the amount of R$200,000, represented by 11,227,367,139 common shares, fully subscribed by Unibanco.

(b) Goodwill on acquisition of companies

The goodwill on acquisition a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years.

The accelerated depreciation of goodwill has been classified in a separated line as "Acceleration of Goodwill Amortization" in the Statement of Income. See Note 25 (c)

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the year

	2006	2005	2006	2005
Fininvest	-	291,604	291,604	31,145
Hipercard	179,711	346,265	166,554	34,703
Modelo (1)	146,316	-	32,847	-
Maxfácil (2)	79,809	-	5,701	-
Other	141,994	175,208	115,058	42,429
Total	547,830	813,077	611,764	108,277

________________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company.
(2)During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.91% (2005 – 14.20%) per annum, and are payable up to October 15, 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

(d) Securities abroad - Euronotes

			Unibanco	Unibanco Consolidated

Maturity	Currency	2006	2005	2006	2005
Less than 3 months	US$	238,266	288,739	236,522	287,291
	EUR	2,420	816	2,420	816
		240,686	289,555	238,942	288,107
From 3 to 12 months	US$	154,582	196,052	140,377	153,943
	EUR	2,981	9,620	2,981	9,620
	R$	-	210,545	-	87,493
		157,563	416,217	143,358	251,056
From 1 to 3 years	US$	95,806	77,152	68,002	60,842
	EUR	-	3,084	-	3,084
	YEN	318,319	-	318,319	-
		414,125	80,236	386,321	63,926
From 3 to 5 years	US$	30,918	72,797	18,701	66,963
	R$	231,223	285,064	231,219	285,060
		262,141	357,861	249,920	352,023
From 5 to 15 years	US$	2,571,223	38,323	10,630	33,736
Total		3,645,738	1,182,192	1,029,171	988,848

The average interest of issues in foreign currency was 8.17% (2005 – 3.65%) per annum in Unibanco and 4.87% (2005 – 3.45%) per annum in Unibanco Consolidated.

(e) The other issues totaled R$22,634 (2005 - R$31,255) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.83% (2005 – 4.34%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.17% (2005 – 4.62%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made, as well as the corresponding judicial deposits, when applicable.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, due to return of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

Based on Deliberation CVM nº 489, the claims which are considered legal liabilities, are recognized at the full amount being questioned, independently of the probability of loss.

On December 31, 2006, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$901,384 and R$1,862,582 in Unibanco and Unibanco Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$695,922 in Unibanco and R$956,428 in Unibanco Consolidated; (ii) collection of CPMF on leasing transactions in the amount of R$197,814 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of Non-employer companies in the amount of R$135,659 in Unibanco Consolidated.

The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The tax claims considered as contingent liabilities based on Deliberation CVM nº 489 and with loss classification as possible, in accordance with the opinion of the legal advisors, are not provided for at December 31, 2006. Such claims, net of tax effects, represents the amount of R$1,043,967 in Unibanco Consolidated, being the mainly discussion:

(i) Deductibility of interest and taxes whose payments is suspended in the amount of – R$279,855;
(ii) Deductibility of goodwill on investments acquisitions in the amount of – R$210,335;
(iii) Deductibility of losses on credits receivables in the amount of – R$141,084;
(iv) Profit from foreign country taxation criteria in the amount of – R$94,512;
(v) Social security contribution on non remunerated salaries in the amount of – R$75,155; and
(vi) ISS taxation on leasing operations in the amount of – R$21,223. In this case, Unibanco is discussing the unconstitutional taxation of ISS on leasing operations, from the distortion of the services rendered conception and the legal basis of taxation fixed by the authority, as well the discussion of the right of municipally change this tax.

Provisions recorded and their movements in the year ended December 31, 2006, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation	1,011,499	2,022,796
Labor litigation	311,769	459,976
Civil litigation	229,421	415,863
Total	1,552,689	2,898,635

Recorded in Other Liabilities
- Allowance for tax contingencies	1,011,499	2,022,796
- Others (Note 15 (c))	541,190	875,839
	1,552,689	2,898,635

Movements in the year	Unibanco		Unibanco Consolidated
Balance at the beginning of the year	1,453,009		2,704,456
Increases	852,083		1,209,545
Releases	(130,996)		(281,034)
Interest/Monetary adjustment	129,824		210,220
Payments (1)	(577,908)		(1,022,346)
Prior year adjustments	(173,323)	(2)	77,794
Balance at the end of the year	1,552,689		2,898,635

____________________
(1) Consider the judicial deposit charges and the decision of the conglomerate to exercise the option related to MP (Provisional Measure) nº 303 of 06.29.2006 (fiscal amnesty), in the amount of R$58,658 in Unibanco and R$165,437 in Unibanco Consolidated.
(2) The amount corresponds mainly to the additional amount recorded as provision for fiscal contingencies following the requirements of Deliberation CVM nº 489 (see Note 17(h)).

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2006	2005	2006	2005	2006	2005	2006	2005
Provision for unearned						-
premiums	916,579	572,947	1	1	-	-	916,580	572,948
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	227,894	189,222	5,462	6,382	-	-	233,356	195,604
Mathematical provision
benefits to be granted	436,355	279,784	5,715,236	4,768,194	-	-	6,151,591	5,047,978
Mathematical provision
for benefits granted	5,039	3,530	394,769	375,417	-	-	399,808	378,947
Unsettled claims	321,050	297,114	684	684	-	-	321,734	297,798
Provision for draws
and redemptions	-	-	-	-	606,651	535,959	606,651	535,959
Other provisions	4,152	3,310	228,922	224,752	373	363	233,447	228,425
Total of technical
provisions	1,911,069	1,345,907	6,345,074	5,375,430	607,024	536,322	8,863,167	7,257,659
Short-term	1,909,669	1,344,865	4,403,683	3,383,965	607,024	536,322	6,920,376	5,265,152
Long-term	1,400	1,042	1,941,391	1,991,465	-	-	1,942,791	1,992,507

(b) Subordinated debt

					Unibanco	Unibanco Consolidated

	Issue	Maturity	Remuneratio per annum	2006	2005	2006	2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	434,393	475,577	411,606	452,814
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	428,709	469,305	414,334	461,461
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	-	71,156	-	71,156
Line of credit (4)	December 2004	December 2009	4.74%	321,357	351,755	321,357	351,755
Perpetual Non-
cumulative Junior
Subordinated
Securities (5)	July 2005	Indeterminated	8.70%	1,085,017	1,187,886	1,085,017	1,187,394
Subordinated time
deposits (6)	December 2002	December 2012	102% of CDI	507,677	439,237	507,677	439,237
Subordinated time
deposits (7)	December 2006	December 2016	104% of CDI	500,000	-	500,000	-
Total				3,277,153	2,994,916	2,739,991	2,963,817
Short-term				452,485	98,331	429,213	97,232
Long-term				2,824,668	2,896,585	2,810,778	2,866,585
_____________________________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.

(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.

(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.

(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.

(5)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.

(6)	Subordinated time deposits can be redeemed from December 2007.

(7)	Subordinated time deposits can be redeemed from December 2011.

(c) Sundry

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,580,764	2,120,017	1,580,764	2,109,681
Provision for labor and civil litigation (Note 14)	541,190	604,049	875,839	1,084,014
Payable related to insurance companies	-	-	553,362	520,560
Provisions for payroll and administrative
expenses	347,136	299,566	483,985	423,251
Credit on the release of real estate financing	27,266	43,859	27,266	43,859
Other	116,528	144,046	245,119	337,399
Total	2,612,884	3,211,537	3,766,335	4,518,764
Short-term	653,409	778,180	1,442,548	1,545,027
Long-term	1,959,475	2,433,357	2,323,787	2,973,737
_______________________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$689,610 thousand (2005 – US$902,000 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the year ended December 31, 2006, the company sponsor contributions totaled R$21,446 (2005 - R$13,213) in Unibanco and R$24,953 (2005 – R$15,134) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2006, the options activity was as follows:

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)				Quantity

Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	5,334,855	4,440,390	2,600,755
2	2nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	364,724	-	195,276
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	233,334	400,000	66,666
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	366,668	1,244,000	1,853,332
16	3rd quarter 2003	09.02.2008	09.01.2009	4,917	6,226,000	1,293,257	1,847,992	3,084,751
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.213	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.479	8,440,000	-	1,100,000	7,340,000
28	2nd quarter 2005	05.03.2010	05.02.2011	Up to 9.933	50,000	-	50,000	-
29	3rd quarter 2005	09.19.2010	09.18.2011	Up to 10.757	120,000	-	-	120,000
30 to 33	3rd quarter 2006	08.30.2011	08.29.2012	Up to 15.718	630,000	-	-	630,000

TOTAL					36,732,240	7,758,172	9,668,382	19,305,686

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2006	2005

	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	755,658,168
Preferred	1,288,873,570	7,565,902	1,296,439,472	653,200,164
Total	2,800,189,906	7,565,902	2,807,755,808	1,408,858,332

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On December 31, 2006, the market value of Units is R$20.20.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During 2006, the Board of Directors approved the payment of interest on own capital to the shareholders in the amount of R$890,486, related to the year ended on December 31, 2006, comprising R$0.3235 (R$0.2751 net of applicable tax) per common share and R$0.3559 (R$0.3025 net of applicable tax) per preferred share. The interest on own capital was calculated in accordance with article 9º of Law nº 9.249/95 with tax benefit of R$302,765.

The units had interest on capital of R$0.6555 (R$0.5571 net of applicable tax), being R$0.2996 (R$0.2546 net of applicable tax) from Unibanco Holdings and R$0.3559 (R$0.3025 net of applicable tax) from Unibanco. The GDS had interest on capital of R$6.1725 (R$5.2464 net of applicable tax).

Announced to Company on October 26th, 2006, the distribution of total amount of interest on the capital stock/dividends was not affected by the effect of acceleration of the goodwill amortization, mentioned in Note 25 (c).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2006	2005
Legal reserve	570,534	483,033
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of capital stock (1)	-	103,436
ii) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital stock (2)	1,281,599	3,531,165
iii) Special dividends reserve	63,898	63,898
Total	1,916,031	4,181,532
______________________
(1)	The Extraordinary Shareholders Meeting held on June 29, 2006, approved the capitalization of the balance of the currency Exchange Risk Reserve with utilization of capital increase.
(2)	During 2005, calculated based on 90% of net income for the year after the legal deductions and dividends up to a limit of 80% of the capital stock.

(e) Treasury stock

During the year ended December 31, 2006, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

		2006		2005

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the year	11,265,874	50,828	12,744,112	51,423
Conversion of own stocks	(1,849,986)	(9,511)	(739,119)	(1,836)
Sale of own stocks	(3,576,436)	(18,367)	(1,432,889)	(6,070)
Repurchase	1,726,450	20,248	693,770	7,311
Balance at the end of the year	7,565,902	43,198	11,265,874	50,828

The average cost was R$17.12 per repurchased Units, and the minimum and maximum price of share were R$13.50 and R$20.09, respectively.

(f) Conversion Program

As from November 2003, a Conversion Program was maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program had duration of 2 years, with maturity on November 4, 2005. During the Conversion Program, 2,619 thousand preferred shares were converted into Units.

(g) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

(h) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489, see Note 14.

18. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Dividends/retained earnings received from
other investments	93,692	24,269	151,299	85,747
Other	78,791	145,773	139,158	99,136
Total	172,483	170,042	290,457	184,883

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Provision for labor and civil litigations	435,155	275,565	595,988	401,975
Expense related to checks and billing, net	193,968	164,274	224,387	197,847
Foreign branches’ and subsidiary companies’
exchange loss	97,700	187,728	97,700	150,335
Amortization of goodwill on subsidiaries acquired	64,731	51,609	147,971	108,277
Other	302,355	101,432	471,278	354,801
Total	1,093,909	780,608	1,537,324	1,213,235

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December 31,			December 31,
	2005	Increase	Realization	2006
Allowance for credit losses	356,678	387,474	335,146	409,006
Other provisions not currently deductible (1)	460,421	623,956	526,195	558,182
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	114,205	95,910
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	22,966	254,654
Subtotal	1,304,834	1,011,430	998,512	1,317,752
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	76,428	-	65,205
Net deferred tax assets	1,293,611	1,087,858	998,512	1,382,957
Deferred tax assets	1,293,611			1,382,957

__________________
(1) Includes the amount of R$48,390 resulting from the requirements of Deliberation CVM nº 489, (see Note 17 (h)).

				Unibanco

	December 31,			December 31,
	2004	Increase	Realization	2005
Allowance for credit losses	294,272	316,619	254,213	356,678
Other provisions not currently deductible	790,096	344,426	674,101	460,421
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	27,465	210,115
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	3,372	277,620
Subtotal	1,602,940	661,045	959,151	1,304,834
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	55,066	(11,223)
Net deferred tax assets	1,646,783	661,045	1,014,217	1,293,611
Deferred tax assets	1,646,783	-	-	1,293,611

				Unibanco Consolidated

				Balance of
	December 31,			acquired	December 31,
	2005	Increase	Realization	companies	2006
Allowance for credit losses	565,002	563,022	437,996	(253)	689,775
Other provisions not currently deductible (1)	976,185	944,231	791,893	(6,947)	1,121,576
Tax loss and negative basis of social
contribution carry-forwards	621,278	57,105	158,394	-	519,989
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	24,781	-	451,267
Subtotal	2,638,513	1,564,358	1,413,064	(7,200)	2,782,607
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	74,616	8	(11)	64,927
Deferred tax obligations	(55,403)	(38,417)	(2,779)	-	(91,041)
Net deferred tax assets	2,573,440	1,600,557	1,410,293	(7,211)	2,756,493
Deferred tax assets	2,628,843				2,847,534
Deferred tax liabilities	55,403				91,041

__________________
(1) Includes the amount of R$5,894 resulting from the requirements of Deliberation CVM nº 489, (see Note 17 (h)).

				Unibanco Consolidated

				Balance of
	December 31,			acquired	December 31,
	2004	Increase	Realization	companies	2005
Allowance for credit losses	438,485	519,655	393,522	384	565,002
Other provisions not currently deductible	1,191,988	602,050	849,294	31,441	976,185
Tax loss and negative basis of social
contribution carry-forwards	677,100	38,211	95,327	1,294	621,278
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	9,028	-	476,048
Subtotal	2,792,649	1,159,916	1,347,171	33,119	2,638,513
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	42,491	1,957	54,118	-	(9,670)
Deferred tax obligations	(28,626)	(7,815)	(1,718)	(20,680)	(55,403)
Net deferred tax assets	2,806,514	1,154,058	1,399,571	12,439	2,573,440
Deferred tax assets	2,835,140				2,628,843
Deferred tax liabilities	28,626				55,403

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2006, the expected realization of deferred taxes is as follows:

		Unibanco			Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2007	11,289	597,960	609,249	34,012	1,104,519	1,138,531
2008	26,099	428,444	454,543	48,738	817,010	865,748
2009	40,105	36,694	76,799	66,774	244,082	310,856
2010	56,760	-	56,760	86,649	108,804	195,453
2011	65,904	-	65,904	83,505	22,595	106,100
2012 a 2015	54,497	-	54,497	131,589	34,330	165,919
Total	254,654	1,063,098	1,317,752	451,267	2,331,340	2,782,607

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,174,245 in Unibanco and R$2,448,101 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Income before income tax and social
contribution, net of profit sharing	1,929,498	2,201,738	2,352,957	2,604,391
Income tax and social contribution expenses
at a rate of 25% and 9%	(656,029)	(748,591)	(800,005)	(885,493)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	283,731	257,991	(11,661)	(37,783)
Interest on capital paid , net	278,925	205,875	323,204	263,122
Permanent differences (net)	(86,114)	(78,530)	58,054	59,557
Income tax and social contribution for the year	(179,487)	(363,255)	(430,408)	(600,597)

20. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Co-obligation and risks for guarantees
provided	9,546,039	7,273,524	9,559,527	7,315,343
Assets under management (mainly mutual
investment funds)	43,804,268	36,813,800	43,779,819	37,395,850
Lease commitments	10,458	41,520	10,474	41,570

21. Related-Party Transactions (Unibanco)

	2006	2005
Assets
Cash and due from banks	84	8,544
Interbank investments	6,574,765	5,403,333
Marketable securities and derivative financial instruments (a)	11,280,226	5,686,751
Interbank accounts	45	11,458
Lending operations	71,563	156,116
Other credits
. Income receivable
Dividends and interest on capital	88,975	58,297
. Sundry	33,033	233,096

Liabilities
Deposits	13,345,261	6,669,479
Securities sold under repurchase agreements	2,070,383	352,841
Resources from securities issued
. Securities abroad	2,616,614	193,396
Interbank accounts	43,794	37,243
Borrowings	93,057	172,832
Derivative financial instruments	-	57,079
Other liabilities
Social and statutory	385,380	354,313
Subordinated debt	37,162	31,099
Sundry	30,722	15,276

Revenues
Lending operations	12,549	7,874
Marketable securities	1,841,843	1,350,747
Derivative financial instruments	35,493	12,945
Services rendered	290,134	258,784
Other operating income	1,834	2,882

Expenses
Deposits and securities sold	1,366,521	595,313
Borrowings and onlendings	12,906	10,249
Other administrative expenses	44,191	41,374
Other operating expenses	17,681	30,622

____________________
(a) Include marketable securities issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$10,971,860 (2005 - R$5,313,152).

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Unibanco

	2006			2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	11,332,894	11,430,251	8,319,965	8,359,139
Marketable securities	21,263,929	21,433,586	17,335,197	17,497,584
Lending operations	29,184,388	29,296,180	25,114,066	25,147,028
Derivatives, net	234,630	234,630	257,622	257,622

Liabilities
Interbank deposits	11,329,818	11,329,842	5,154,940	5,155,424
Time deposits	24,785,358	24,825,103	26,465,823	26,452,178
Mortgage notes	444,474	445,535	515,043	514,378
Real estate notes	833,674	834,749	-	-
Resources from securities issued
abroad	3,668,372	3,667,651	1,213,447	1,200,155
Subordinated debt (Note 15(b))	3,277,153	3,342,148	2,994,916	3,078,959
Other liabilities (Note 15(c))	1,580,764	1,557,311	2,120,017	2,279,217
Treasury stocks	43,198	76,417	50,828	165,327

			Unibanco Consolidated

	2006			2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,723,721	5,798,934	3,771,082	3,788,546
Marketable securities	19,124,676	19,383,171	19,559,102	19,716,683
Lending operations	35,876,373	36,040,544	31,688,807	31,750,459
Derivatives, net	250,116	250,116	293,947	293,947

Liabilities
Interbank deposits	259,205	259,205	23,093	23,093
Time deposits	24,526,087	24,565,832	26,068,491	26,054,846
Mortgage notes	468,196	469,257	547,779	547,114
Debentures	706,865	706,865	-	-
Real estate notes	833,674	834,749	-	-
Resources from securities issued
abroad	1,051,805	1,050,496	1,020,103	1,008,527
Subordinated debt (Note 15(b))	3,239,991	3,304,363	2,963,817	3,047,313
Other liabilities (Note 15(c))	1,580,764	1,557,311	2,109,681	2,268,881
Treasury stocks	43,198	76,417	50,828	165,327

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 29, 2006 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

		Unibanco

	2006	2005
Operating activities
Net income for the year	1,750,011	1,838,483
Provision for credit losses	243,169	231,511
Deferred taxes	(84,274)	294,734
Provision of foreclosed assets	6,374	5,276
Gain (loss) on sale of foreclosed assets and fixed assets	16,610	3,764
Amortization of goodwill on subsidiaries acquired	361,661	51,609
Equity in results of subsidiary and associated companies	(1,162,155)	(1,065,153)
Exchange loss (gain) on foreign investments	50,210	124,152
Provision (reversal) for losses on other investments		(31)
Depreciation and amortization	213,696	221,103
Changes in assets and liabilities
Decrease (increase) in interbank investments	(7,538,061)	1,448,511
Decrease (increase) in marketable securities and derivative financial instruments	(3,974,878)	(9,003,310)
Decrease (increase) in Central Bank compulsory deposits	(18,703)	(440,197)
Net change in interbank and interdepartmental accounts	203,889	143,486
Decrease (increase) in lending operations	(4,488,326)	(5,058,640)
Decrease (increase) in leasing operations	(87,778)	-
Net change in foreign exchange portfolio	788,920	(616,187)
Decrease (increase) in other credits and other assets	134,743	(525,510)
Increase (decrease) in other liabilities	265,228	867,792
Increase (decrease) in deferred income	2,911	(6,862)
Net cash provided by operating activities	(13,316,753)	(11,485,469)

Investing activities
Dividends and interest on capital received from subsidiary and associated	567,255	418,529
Proceeds from sale of foreclosed assets companies	44,965	28,384
Purchase from sale capital decrease in subsidiary and associated companies	(4,002,131)	(429,062)
Goodwill on acquisition of subsidiary companies	(85,509)	(22,369)
Proceeds from sale capital decrease in subsidiary and associated companies	127,382	248,141
Proceeds from sale of other investments	2,400	118
Purchase of fixed assets	(81,377)	(66,420)
Proceeds from sale of fixed assets	423	6,583
Investment in deferred charges	(218,159)	(157,578)
Net cash (used in) provided by investing activities	(3,644,751)	26,326

Financing activities
Increase (decrease) in deposits	6,480,741	6,588,669
Increase (decrease) in securities sold under repurchase agreements	8,299,594	4,017,009
Increase (decrease) in resources from securities issued	3,218,030	101,172
Increase (decrease) in borrowings and onlendings	25,485	1,124,075
Increase (decrease), net in treasury stock	(19,668)	1,121
Dividends paid	(867,237)	(675,739)
Net cash used in financing activities	17,136,945	11,156,307

Net increase (decrease) in cash and due from banks	175,441	(302,836)

Cash and due from banks at the beginning of the year	1,026,279	1,329,115
Cash and due from banks at the end of the year	1,201,720	1,026,279
Net increase (decrease) in cash and due from banks	175,441	(302,836)

	Unibanco Consolidated

	2006	2005
Operating activities
Net income for the year	1,750,011	1,838,483
Provision for credit losses	605,825	391,147
Technical provisions for insurance, annuity products and retirement plans	1,526,696	1,579,397
Deferred taxes	(179,012)	216,487
Provision of foreclosed assets	4,188	13,975
Gain (loss) on sale of foreclosed assets and fixed assets	19,978	(7,159)
Amortization of goodwill on subsidiaries acquired	611,764	108,277
Equity in results of subsidiary and associated companies	(63,403)	(39,210)
Provision (reversal) for losses on other investments	296	4,060
Depreciation and amortization	387,197	430,774
Minority interest	172,538	165,311
Changes in assets and liabilities
Decrease (increase) in interbank investments	(5,580,068)	(304,834)
Decrease (increase) in marketable securities and derivative financial	297,834	(3,846,846)
Decrease (increase) in Central Bank compulsory deposits	(26,462)	(399,716)
Net change in interbank and interdepartmental accounts	184,008	129,765
Decrease (increase) in lending operations	(4,988,063)	(5,988,180)
Decrease (increase) in leasing operations	(1,104,276)	(207,079)
Net change in foreign exchange portfolio	788,920	(573,375)
Decrease (increase) in other credits and other assets	(759,462)	(2,065,342)
Increase (decrease) in other liabilities	874,156	2,436,820
Increase (decrease) in deferred income	(43,971)	(81,176)
Net cash provided by operating activities	(5,521,306)	(6,198,421)

Investing activities
Dividends and interest on capital received from subsidiary and associated	30,771	-
Proceeds from sale of foreclosed assets	86,195	80,592
Purchase/capital increase in investments in subsidiary and associated companies	(23,676)	(86,401)
Goodwill on acquisition of subsidiary companies	(349,520)	(49,619)
Proceeds from sale on capital decrease in subsidiary and associated companies	60,917	28,765
Purchase of other investments	(24,810)	(38,055)
Proceeds from sale of other investments	26,029	8,226
Purchase of fixed assets	(170,956)	(329,266)
Proceeds from sale of fixed assets	3,719	41,707
Deferred charges	(123,470)	(254,164)
Minority interest	(150,050)	(71,489)
Net cash provided by investing activities	(634,851)	(669,704)

Financing activities
Increase (decrease) in deposits	133,347	1,968,853
Increase (decrease) in securities sold under repurchase agreements	5,376,102	3,888,549
Increase (decrease) in resources from securities issued	1,492,658	(11,312)
Increase (decrease) in borrowings and onlendings	236,385	1,289,119
Increase (decrease), net in treasury stock	(19,668)	1,121
Dividends paid	(867,237)	(675,739)
Net cash used in financing activities	6,351,587	6,460,591

Net increase (decrease) in cash and due from banks	195,430	(407,534)

Cash and due from banks at the beginning of the year	1,153,730	1,561,264
Cash and due from banks at the end of the year	1,349,160	1,153,730
Net increase (decrease) in cash and due from banks	195,430	(407,534)

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	16,359,111	13,231,967
Cash and due from banks	129,123	220,027
Interbank investments	1,819,235	2,071,463
Marketable securities	10,098,114	7,295,868
Interbank accounts	159,861	152,642
Lending and leasing operations	4,012,158	3,074,022
Other credits and other assets	140,620	417,945
Permanent assets	199,100	346,479
Total	16,558,211	13,578,446

Liabilities
Current and long-term liabilities	12,880,805	11,904,097
Deposits	2,793,025	2,066,031
Securities sold under repurchase agreements	2,988,553	2,489,520
Resources from securities issued	985,807	986,264
Interbank accounts	5,367	9,710
Borrowings and onlending	2,332,403	1,737,298
Derivative financial instruments	103,503	124,824
Other liabilities	3,672,147	4,490,450
Deferred income	6,535	7,158
Minority interest	3	2
Stockholders’ equity	3,670,868	1,667,189
Total	16,558,211	13,578,446

Combined statement of income	2006	2005
Revenue from financial intermediation	1,440,881	832,760
Expenses on financial intermediation	(748,032)	(588,945)
Reversal of provision for credit losses	(926)	80,705
Services rendered	75,864	82,438
Salaries, benefits, training and social security and other administrative expenses	(73,542)	(65,914)
Financial transaction and other taxes	(3,522)	(2,314)
Other operating income (expenses)	(18,517)	25,147
Operating income, net	672,206	363,877
Non-operating income, net	(7,617)	645
Income tax and social contribution	(9,797)	(12,071)
Minority interest	(2)	-
Net income for the year	654,790	352,451

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	2006	2005
Assets
Current and long-term assets	10,313,087	8,895,442
Cash and due from banks	46,805	44,308
Marketable securities	8,527,398	7,350,988
Insurance credits and re-insurance	1,120,037	1,016,292
Other credits and other assets	618,847	483,854
Permanent assets	378,864	396,007
Total	10,691,951	9,291,449

Liabilities
Current and long-term liabilities	9,225,907	7,749,496
Borrowings and onlending	-	7,098
Technical provisions for insurance	1,911,069	1,345,907
Technical provisions for retirement plans	6,345,074	5,375,430
Insurance and re-insurance debts	468,585	532,107
Other liabilities	501,179	488,954
Deferred income	6,689	44,168
Minority interest	-	78,072
Stockholders’ equity	1,459,355	1,419,713
Total	10,691,951	9,291,449

Combined statement of income	2006	2005
Retained premiums	3,117,079	2,658,868
Changes in technical reserves of insurance	(1,079,740)	(1,023,717)
Net claims incurred	(1,018,657)	(902,041)
Acquisition costs and other	(500,514)	(304,057)
Retained contributions income	677,555	848,542
Changes in technical reserves of private
retirement plan	(96,170)	(209,027)
Benefits and redemptions expenses	(585,081)	(648,347)
Other operating income	236,648	294,544
Other operating expenses	(204,945)	(218,608)
Salaries, benefits, training and social security	(134,330)	(135,121)
Administrative expenses	(164,546)	(160,988)
Financial transaction and other taxes	(45,839)	(66,843)
Financial income	1,060,110	972,587
Financial expenses	(798,342)	(673,216)
Operating income, net	463,228	432,576
Non-operating income, net	(25,630)	(62,825)
Income tax and social contribution	(84,729)	(49,357)
Profit sharing	(23,246)	(22,937)
Minority interest	(1,179)	(965)
Net income for the year	328,444	296,492

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414% - 100% in Unibanco Conglomerate) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	7,091,489	5,597,638
Cash and due from banks	64,057	9,487
Interbank investments	707,281	7,870
Marketable securities	79,172	110,860
Interbank and interdepartmental accounts	22,829	20,892
Lending operations	2,637,118	2,256,501
Deferred tax and prepaid taxes	643,368	643,791
Other credits and other assets	2,937,664	2,548,237
Permanent assets	506,216	528,380
Total	7,597,705	6,126,018

Liabilities
Current and long-term liabilities	6,086,683	4,738,112
Deposits	1,926,830	1,112,695
Borrowings and onlendings	141,487	143,842
Resources from securities issued	220,309	241,196
Interbank and interdepartmental accounts	559	443
Derivative financial instruments	-	76
Taxes, social securities and provision for litigation	399,717	570,866
Other liabilities	3,397,781	2,668,994
Minority interest	323,085	312,320
Stockholders’ equity	1,187,937	1,075,586
Total	7,597,705	6,126,018

Combined statement of income	2006	2005
Revenue from financial intermediation	1,856,467	1,358,651
Expenses on financial intermediation	(216,563)	(212,073)
Provision for credit losses	(550,636)	(318,951)
Services rendered	649,321	662,624
Salaries, benefits, training and social security
and other administrative expenses	(686,235)	(546,414)
Acquisition costs and other	(247,193)	(226,182)
Financial transaction and other taxes	(132,703)	(168,444)
Other operating income (expenses)	(406,266)	(405,310)
Operating income, net	266,192	143,901
Non-operating income, net	12,829	65
Income tax and social contribution	(81,908)	(37,594)
Profit sharing	(11,134)	(8,325)
Minority interest	(14,090)	(8,778)
Net income for the year	171,889	89,269
Adjusted net income (Note 14)	122,142	171,671
Adjusted net income for the year (1)	294,031	260,940

___________________
(1) In 2006, includes accelerated amortization of goodwill. In June of 2005, considers provision adjustment for assumed risk related to contingencies before acquisition of Banco Bandeirantes that had been indemnified.

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	4,593,919	4,263,725
Cash and due from banks	4,028	3,510
Interbank investments	651,843	37,703
Marketable securities	43,970	742,195
Interbank and interdepartmental accounts	27,073	11,372
Lending operations	2,105,950	2,143,694
Other credits and other assets	1,761,055	1,325,251
Permanent assets	133,850	298,488
Total	4,727,769	4,562,213

Liabilities
Current and long-term liabilities	2,487,168	3,731,825
Deposits	1,340,468	2,501,393
Interbank and interdepartmental accounts	(57)	6,765
Borrowings	4,518	4,071
Derivative financial instruments	310	776
Other liabilities	1,141,929	1,218,820
Minority interest	23,050	42,513
Stockholders’ equity	2,217,551	787,875
Total	4,727,769	4,562,213

Combined statement of income	2006	2005
Revenue from financial intermediation	1,926,412	1,935,571
Expenses on financial intermediation	(379,156)	(375,161)
Provision for credit losses	(822,122)	(732,721)
Services rendered	434,546	376,030
Salaries, benefits, training and social security
and other administrative expenses	(872,206)	(736,890)
Acquisition costs and other	(41,393)	(54,646)
Other operating income (expenses)	(131,500)	(50,940)
Financial transaction and other taxes	(138,880)	(151,580)
Operating income, net	(24,299)	209,663
Non-operating income, net	(17)	488
Income tax and social contribution	47,694	(3,065)
Profit sharing	(13,075)	(8,406)
Minority interest	1,200	(5,775)
Net income for the year	11,503	192,905

25. Other Information

(a) Assets leased to third parties, in the amount of R$2,731,958 (2005 - R$1,164,800), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$2,239,892 (2005 - R$609,065) and the residual value received in advance from these lessees amounts to R$893,856 (2005 - R$347,421), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2006, the insurance coverage on properties and other assets in use totaled R$505,274 (2005 - R$549,385) in Unibanco and R$1,184,202 (2005 - R$1,201,513) in Unibanco Consolidated.

(c) The effect of accelerated amortization of goodwill, as well the extraordinary provisions constituted in the year are described bellows:

		Unibanco
	Unibanco	Consolidated
Accelerated amortization of goodwill (Note 11 (b))	(296,930)	(463,793)
Equity in the results of associated companies	(167,397)	-
Tax effects	157,746	157,746
Provision for credit losses	(49,500)	(49,500)
Provision for labor and tax litigation	(103,248)	(107,947)
Minority interest	-	4,165
Total effects	(459,329)	(459,329)

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer